SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1 )

                                DIVERSIFAX, INC.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   255113 30 0
                                 --------------
                                 (CUSIP NUMBER)

                                   Wenxiang Yu
                              c/o Vincent J. McGill
                             Eaton & Van Winkle LLP
                                  3 Park Avenue
                            New York, New York 10016
                                 (212) 779-9910
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 5, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 180239 20 4                  13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Wenxiang Yu
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      CHINA
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               7     SOLE VOTING POWER

                     12,963,053
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            12,963,053
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      12,963,053
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

----------
      ** Based upon 43,205,380 shares of Issuer's Common Stock issued and outstanding as of February 5, 2007.

Item 1. Security and Issuer

      This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Diversifax, Inc., a Delaware corporation (the "Company"), with its principal executive offices at Shennan Zhong Road, PO Box 031-114, Shenzhen, China 518110.

Item 2. Identity and Background

      (a) Wenxiang Yu ("Yu"), as Reporting Person.

      (b) Yu has a business address at No.108 Sheng Cheng Road, Building No. 1, Unit 3, Room 402, Shouguang City, Shandong Province, China.

      (c) Yu serves as an executive officer of Shouguang Hong Ye Trading Company Limited.

      (d) Yu has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Yu has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) Yu is a citizen of the China.

Item 3. Source and Amount of Funds

      On December 10, 2006, Yu executed that certain Agreement and Plan of Merger by and among the Company, DFAX Acquisition Vehicle, Inc. ("DFAX"), Upper Class Group Limited ("UCG"), and Yu, Ming Yang, Zhi Yang, Yundai Liu, Yongxia Cao, China US Bridge Capital Limited, First Capital Limited, Shenzhen Huayin Guaranty and Investment Company Limited, and Shenzhen Dingyi Investment Company Limited (collectively, the "UCG Shareholders") (the "Merger Agreement"), the form of which is attached as Exhibit A hereto, whereby Yu acquired the 5,024,400 shares of the Common Stock in exchange for shares of UCG (the "Merger Transaction").

      On February 5, 2007, Yu executed that certain Share Exchange Agreement by and among the Company, Upper Class Group Limited ("UCG"), Shouguang City Haoyuan Chemical Company Limited ("SCHC"), Shouguang Yuxin Chemical Industry Company Limited ("SYCI") and Yu and Shandong Haoyuan Industry Group Ltd. (collectively, the "SYCI Shareholders") (the "Share Exchange Agreement"), the form of which is attached as Exhibit B hereto, whereby Yu acquired the 7,938,653 shares of the Company's Common Stock in exchange for his shares of SYCI (the "Share Exchange Transaction").

Item 4. Purpose of Transaction

      The purpose of the Merger Transaction was to acquire a controlling interest in the Company. The Common Stock to be acquired by Yu in the Merger Transaction, totaling 5,024,400 shares of the Company's common stock, constitutes 11.6% of the issued and outstanding shares of the Company.

      The purpose of the Share Exchange Transaction was to acquire SYCI. The Common Stock to be acquired by Yu in the Share Exchange Transaction, totaling 7,938,653 shares of the Company's common stock, constitutes 18.4% of the issued and outstanding shares of the Company.

Item 5. Interest in Securities of the Issuer

      (a) Yu owns 12,963,053 shares of Common Stock of the Company, which constitutes 30% of the issued and outstanding shares of the Company's Common Stock.

      (b) Yu has the sole power to vote or dispose of 12,963,053 shares of the Company's Common Stock held in his name.

      (c) Other than the Merger Transaction and Share Exchange Transaction described in this Schedule 13D, the Reporting Person has not effected any transaction involving the Company's securities within the sixty (60) preceding days.

      (d) Unknown

      (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Reference is made to the Merger Agreement, which is incorporated as Exhibit A and which is incorporated herein by reference, and to the Share Exchange Agreement, which is incorporated as Exhibit A and which is incorporated herein by reference.

      Other than the foregoing, the Reporting Person does not have any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

        Exhibit No.     Exhibit
        -----------     -------
            A           Form of Agreement and Plan of Merger dated December 10,
                        2006 by and among the Company, DFAX, UCG and the UCG
                        Shareholders.

            B Form of Share Exchange Agreement dated February 5, 2007 by and among the Company, UCG SCHC, SYCI and the SYCI Shareholders

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007                               /s/ Wenxiang Yu
                                                --------------------------------
                                                Wenxiang Yu

                                    Exhibit A

                          AGREEMENT AND PLAN OF MERGER

            This AGREEMENT AND PLAN OF MERGER (this "Agreement") has been made as of December 10, 2006, by and among Diversifax, Inc., a Delaware corporation ("DSFX"), DFAX Acquisition Vehicle, Inc., a Delaware corporation and a wholly-owned Subsidiary of DSFX ("Sub"), Upper Class Group Limited, a British Virgin Islands corporation ("UCG"), and the shareholders of UCG, each of whom is identified on Schedule A to this Agreement (the "UCG Shareholders").

            Whereas, the respective Boards of Directors of DSFX, Sub and UCG have approved the merger, pursuant and subject to the terms and conditions of this Agreement, of Sub with and into UCG (the "Merger"), whereby all of the issued and outstanding shares of the Common Stock of UCG (the "UCG Common Stock") will be converted into the right to receive a specified number of shares of the Common Stock of DSFX (the "DSFX Common Stock"); and the parties each desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

            Now, Therefore, in consideration of the premises and the representations, warranties and covenants herein contained, the parties agree to effect the Merger on the terms and conditions herein provided and further agree as follows:

                                   definitions

      Definitions.

            In addition to the other definitions contained in this Agreement, the following terms will, when used in this Agreement, have the following respective meanings:

            "Affiliate" means a Person that, directly or indirectly, controls, is controlled by, or is under common control with, the referenced party.

            "Claim" means any contest, claim, demand, assessment, action, suit, cause of action, complaint, litigation, proceeding, hearing, arbitration, investigation or notice of any of the foregoing involving any Person.

            "Closing" means the consummation of the Merger.

            "Code" means the Internal Revenue Code of 1986, as amended, together with all rules and regulations promulgated thereunder.

            "Constituent Corporations" means UCG and Sub, as the constituent corporations of the Merger.

            "GAAP" means United States generally accepted accounting practices.

            "GCL" means the Delaware General Corporation Law.

            "Person" means and includes any individual, partnership, corporation, trust, company, unincorporated organization, joint venture or other entity, and any Governmental Entity.

            "Record Holder" means a holder of record of UCG Common Stock as shown on the regularly maintained stock transfer records of UCG.

            "Subsidiary" means, with respect to any Person, any corporation, partnership, joint venture, trust or other entity of which such Person, directly or indirectly through an Affiliate, owns an amount of voting securities, or possesses other ownership interests, having the power, direct or indirect, to elect a majority of the Board of Directors or other governing body thereof.

            "Surviving Corporation" means UCG, as the surviving corporation of the Merger.

            "U.S." means the United States of America.

      Interpretation.

            In this Agreement, unless the express context otherwise requires:

            the words "herein," "hereof" and "hereunder and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement;

            references to "Article" or "Section" are to the respective Articles and Sections of this Agreement, and references to "Exhibit" or "Schedule" are to the respective Exhibits and Schedules annexed hereto;

            references to a "party" means a party to this Agreement and include references to such party's successors and permitted assigns;

            references to a "third party" means a Person that is neither a Party to this Agreement nor an Affiliate thereof;

            the terms "dollars" and "$" means U.S. dollars;

            terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

            the masculine pronoun includes the feminine and the neuter, and vice versa, as appropriate in the context; and

            wherever the word "include," "includes" or "including is used in this Agreement, it will be deemed to be followed by the words "without limitation."

                                   The Merger

      Effective Time of the Merger.

            Subject to the provisions of this Agreement, the Merger will be consummated by the filing with the Secretary of State of the State of Delaware and the appropriate corporation office in the British Virgin Islands ("BVI") of articles of merger, in such form as required by, and signed and attested in accordance with, the relevant provisions of the GCL and the corporate law of the BVI, as the case may be (the time of such filing or such later time and date as is specified in such filing being the "Effective Time").

      Closing.

            The Closing will take place at 10:00 a.m., local time, on the earliest date practicable after all of the conditions set forth in Articles 7 and 8 are satisfied or waived by the appropriate party (the "Closing Date").

      Effects of the Merger.

            By virtue of the Merger and without the necessity of any action by or on behalf of the Constituent Corporations, or either of them:

            at the Effective Time, (i) the separate existence of Sub will cease, and Sub will be merged with and into UCG, and (ii) the certificate of incorporation and bylaws of UCG as in effect immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended; and

            at and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, powers and franchises of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due to either of the Constituent Corporations on whatever account, as well for stock subscriptions as all other things in action or belonging to each of the Constituent Corporations will be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest will be thereafter as effectually be the property of the Surviving Corporation as they were of the respective Constituent Corporations, and the title to any real estate vested by deed or otherwise, in either of the Constituent Corporations, will not revert or be in any way impaired; but all rights of creditors and all liens upon any property of either of the Constituent Corporations will be preserved unimpaired, and all debts, liabilities and duties of the respective Constituent Corporations will thereafter attach to the Surviving Corporation, and may be enforced against it to the same extent as if such debts and liabilities had been incurred or contracted by it.

                        Effect of Merger on Capital Stock

      Effect on Capital Stock.

            As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of shares of UCG Common Stock or of shares of the capital stock of Sub:

            Capital Stock of Sub. Each issued and outstanding share of the capital stock of Sub will be converted into the right to receive one fully paid and non-assessable share of the capital stock of the Surviving Corporation.

            Cancellation of Treasury Stock. Shares of UCG Common Stock, if any, that are held by UCG as treasury stock will be cancelled and retired and will cease to exist, and no Merger Consideration will be delivered in exchange therefor. Shares of DSFX Common Stock, if any, owned by UCG as of the Effective Time will remain unaffected by the Merger.

            Exchanged Shares; Stock Merger Consideration.


                  "Exchanged Shares" means all shares of UCG Common Stock issued and outstanding immediately prior to the Effective Time other than shares of UCG Common Stock, if any, held by UCG as treasury stock.

                  The consideration payable in the Merger will consist of an aggregate of twenty six million five hundred thousand (26,500,000) shares of DSFX Common Stock, which shall be distributed among the UCG Shareholders in accordance with Schedule A hereto (the "Stock Merger Consideration").

            Exchange of Exchanged Shares for Stock Merger Consideration. As of the Effective Time, by virtue of the Merger, each issued and outstanding Exchanged Share will be converted into the right to receive the Stock Merger Consideration, payable, to the Record Holders of Exchanged Shares at the Effective Time. As of the Effective Time, all shares of UCG Common Stock will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate representing any such shares will cease to have any rights with respect thereto, except the right to receive the Stock Merger Consideration therefor, without interest, upon the surrender of such certificate in accordance with Section 3.2.

      Exchange of Stock Merger Consideration for Exchanged Shares.

            Exchange. On the Closing Date, the holders of all of the UCG Common Stock shall deliver to DSFX certificates or other documents evidencing all of the issued and outstanding UCG Common Stock, duly endorsed in blank or with executed power attached thereto in transferable form. In exchange for all of the UCG Common Stock tendered pursuant hereto, DSFX shall issue to UCG Shareholders the Stock Merger Consideration.

            No Further Ownership Rights in UCG Common Stock. All shares of DSFX Common Stock issued upon the surrender for exchange of shares of UCG Common Stock in accordance with the terms hereof will be deemed to have been issued in full satisfaction of all rights pertaining to such shares of UCG Common Stock, and there will be no further registration of transfers of the shares of UCG Common Stock (other than shares held directly or indirectly by DSFX) after the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or its transfer agent for any reason, such Certificates will be cancelled and exchanged as provided by this Article 3.

                      Representations and warranties of UCG

            UCG represents and warrants to DSFX and to Sub as follows, as of the date hereof and as of the Closing Date:

      Organization.

            UCG is a corporation duly organized, validly existing and in good standing under the laws of British Virgin Island and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign entity in the country or states in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. Included in the attached Schedules (as hereinafter defined) are complete and correct copies of the articles of incorporation, bylaws and amendments thereto as in effect on the date hereof. The execution and delivery of this Agreement does not and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of UCG's certificate of incorporation or bylaws. UCG has full power, authority and legal right and has taken all action required by law, its articles of incorporation, bylaws or otherwise to authorize the execution and delivery of this Agreement.

      Capitalization.

            The authorized capitalization of UCG consists of 50,000 shares of common stock, no par value and no preferred shares. As of the date hereof, there are 50,000 shares of common stock issued and outstanding. All issued and outstanding common shares have been legally issued, fully paid, are nonassessable and not issued in violation of the preemptive rights of any other person. UCG has no other securities, warrants or options authorized or issued.

      Subsidiaries.

            UCG owns 100% of Shouguang City Haoyuan Chemical Company Limited, a corporation organized under the laws of China.

      Tax Matters; Books & Records

            The books and records, financial and others, of UCG are in all material respects complete and correct and have been maintained in accordance with good business accounting practices; and

            UCG has no liabilities with respect to the payment of any country, federal, state, county, local or other taxes (including any deficiencies, interest or penalties).

            UCG shall remain responsible for all debts incurred prior to the closing.

      Information.

            The information concerning UCG as set forth in this Agreement and in the attached Schedules is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

      Title and Related Matters.

            UCG has good and marketable title to and is the sole and exclusive owner of all of its properties, inventory, interests in properties and assets, real and personal (collectively, the "Assets") free and clear of all liens, pledges, charges or encumbrances. Except as set forth in the Schedules attached hereto, UCG owns free and clear of any liens, claims, encumbrances, royalty interests or other restrictions or limitations of any nature whatsoever and all procedures, techniques, marketing plans, business plans, methods of management or other information utilized in connection with UCG's business. Except as set forth in the attached Schedules, no third party has any right to, and UCG has not received any notice of infringement of or conflict with asserted rights of others with respect to any product, technology, data, trade secrets, know-how, proprietary techniques, trademarks, service marks, trade names or copyrights which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a materially adverse affect on the business, operations, financial conditions or income of UCG or any material portion of its properties, assets or rights.

      Litigation and Proceedings

            There are no actions, suits or proceedings pending or threatened by or against or affecting UCG, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign or before any arbitrator of any kind that would have a material adverse effect on the business, operations, financial condition, income or business prospects of UCG. UCG does not have any knowledge of any default on its part with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.

      Contracts.

            On the Closing Date, except as set forth on Schedule 4.8:

            there are no material contracts, agreements, franchises, license agreements, or other commitments to which UCG is a party or by which it or any of its properties are bound;

            UCG is not a party to any contract, agreement, commitment or instrument or subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree or award which materially and adversely affects, or in the future may (as far as UCG can now foresee) materially and adversely affect, the business, operations, properties, assets or conditions of UCG; and

            UCG is not a party to any material oral or written: (i) contract for the employment of any officer or employee; (ii) profit sharing, bonus, deferred compensation, stock option, severance pay, pension, benefit or retirement plan, agreement or arrangement covered by Title IV of the Employee Retirement Income Security Act, as amended; (iii) agreement, contract or indenture relating to the borrowing of money; (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection and other guaranties of obligations, which, in the aggregate exceeds $1,000; (v) consulting or other contract with an unexpired term of more than one year or providing for payments in excess of $10,000 in the aggregate; (vi) collective bargaining agreement; or
(vii) contract, agreement, or other commitment involving payments by it for more than $10,000 in the aggregate.

      No Conflict With Other Instruments.

            The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust or other material contract, agreement or instrument to which UCG is a party or to which any of its properties or operations are subject.

      Material Contract Defaults.

            To the best of UCG's knowledge and belief, it is not in default in any material respect under the terms of any outstanding contract, agreement, lease or other commitment which is material to the business, operations, properties, assets or condition of UCG, and there is no event of default in any material respect under any such contract, agreement, lease or other commitment in respect of which UCG has not taken adequate steps to prevent such a default from occurring.

      Governmental Authorizations.

            To the best of UCG's knowledge, UCG has all licenses, franchises, permits and other governmental authorizations that are legally required to enable it to conduct its business operations in all material respects as conducted on the date hereof. Except for compliance with federal and state securities or corporation laws, no authorization, approval, consent or order of, or registration, declaration or filing with, any court or other governmental body is required in connection with the execution and delivery by UCG of the transactions contemplated hereby.

      Compliance With Laws and Regulations.

            To the best of UCG's knowledge and belief, UCG has complied with all applicable statutes and regulations of any federal, state or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets or condition of UCG or would not result in UCG's incurring any material liability.

      Insurance.

            All of the insurable properties of UCG are insured for UCG's benefit under valid and enforceable policy or policies containing substantially equivalent coverage and will be outstanding and in full force at the Closing Date.

      Approval of Agreement.

            The directors of UCG have authorized the execution and delivery of the Agreement and have approved the transactions contemplated hereby.

      Material Transactions or Affiliations.

            As of the Closing Date, there will exist no material contract, agreement or arrangement between UCG and any person who was at the time of such contract, agreement or arrangement an officer, director or person owning of record, or known by UCG to own beneficially, ten percent (10%) or more of the issued and outstanding Common Shares of UCG and which is to be performed in whole or in part after the date hereof. UCG has no commitment, whether written or oral, to lend any funds to, borrow any money from or enter into any other material transactions with, any such affiliated person.

                     REPRESENTATIONS AND WARRANTIES OF DSFX

            DSFX represents and warrants to UCG, as of the date hereof and as of the Closing Date, as follows:

      Organization.

            DSFX is a corporation duly organized, validly existing, and in good standing under the laws of Delaware and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign corporation in the jurisdiction in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. The execution and delivery of this Agreement does not and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not violate any provision of DSFX's articles of incorporation or bylaws. DSFX has full power, authority and legal right and has taken all action required by law, its articles of incorporation, its bylaws or otherwise to authorize the execution and delivery of this Agreement.

      Capitalization.

            The authorized capitalization of DSFX consists of 70,000,000 shares of common stock, $0.001 par value per share. As of the date hereof, DSFX has approximately 517,262 shares of common stock outstanding. All issued and outstanding shares are legally issued, fully paid and nonassessable and are not issued in violation of the preemptive or other rights of any person.

      Subsidiaries.

            DSFX has no subsidiaries other than Sub.

      Tax Matters: Books and Records.

            The books and records, financial and others, of DSFX are in all material respects complete and correct and have been maintained in accordance with good business accounting practices; and

            DSFX has no liabilities with respect to the payment of any country, federal, state, county, or local taxes (including any deficiencies, interest or penalties).

            DSFX shall remain responsible for all debts incurred by DSFX prior to the date of closing.

      Litigation and Proceedings.

            There are no actions, suits, proceedings or investigations pending or threatened by or against or affecting DSFX or its properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign or before any arbitrator of any kind that would have a material adverse affect on the business, operations, financial condition or income of DSFX DSFX is not in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality or of any circumstances which, after reasonable investigation, would result in the discovery of such a default.

      Material Contract Defaults.

            DSFX is not in default in any material respect under the terms of any outstanding contract, agreement, lease or other commitment which is material to the business, operations, properties, assets or condition of DSFX, and there is no event of default in any material respect under any such contract, agreement, lease or other commitment in respect of which DSFX has not taken adequate steps to prevent such a default from occurring.

      Information.

            The information concerning DSFX as set forth in this Agreement and in the attached Schedules is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made in light of the circumstances under which they were made, not misleading.

      Title and Related Matters.

            DSFX has good and marketable title to and is the sole and exclusive owner of all of its properties, inventory, interest in properties and assets, real and personal (collectively, the "Assets") free and clear of all liens, pledges, charges or encumbrances. DSFX owns free and clear of any liens, claims, encumbrances, royalty interests or other restrictions or limitations of any nature whatsoever and all procedures, techniques, marketing plans, business plans, methods of management or other information utilized in connection with DSFX's business. No third party has any right to, and DSFX has not received any notice of infringement of or conflict with asserted rights of other with respect to any product, technology, data, trade secrets, know-how, proprietary techniques, trademarks, service marks, trade names or copyrights which, singly on in the aggregate, if the subject of an unfavorable decision ruling or finding, would have a materially adverse affect on the business, operations, financial conditions or income of DSFX or any material portion of its properties, assets or rights.

      Contracts.

            On the Closing Date:

            There are no material contracts, agreements franchises, license agreements, or other commitments to which DSFX is a party or by which it or any of its properties are bound;

            DSFX is not a party to any contract, agreement, commitment or instrument or subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree or award materially and adversely affects, or in the future may (as far as DSFX can now foresee) materially and adversely affect, the business, operations, properties, assets or conditions of DSFX; and

            DSFX is not a party to any material oral or written: (i) contract for the employment of any officer or employee; (ii) profit sharing, bonus, deferred compensation, stock option, severance pay, pension benefit or retirement plan, agreement or arrangement covered by Title IV of the Employee Retirement Income Security Act, as amended; (iii) agreement, contract or indenture relating to the borrowing of money; (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection and other guaranties, of obligations, which, in the aggregate exceeds $1,000; (v) consulting or other contract with an unexpired term of more than one year or providing for payments in excess of $10,000 in the aggregate; (vi) collective bargaining agreement; (vii) contract, agreement or other commitment involving payments by it for more than $10,000 in the aggregate.

      Compliance With Laws and Regulations.

            To the best of DSFX's knowledge and belief, DSFX has complied with all applicable statutes and regulations of any federal, state or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets or condition of DSFX or would not result in DSFX incurring material liability.

      Insurance.

            DSFX maintains no insurance policies.

      Approval of Agreement.

            The directors of DSFX have authorized the execution and delivery of the Agreement by and have approved the transactions contemplated hereby.

      Material Transactions or Affiliations.

            There are no material contracts or agreements of arrangement between DSFX and any person, who was at the time of such contract, agreement or arrangement an officer, director or person owning of record, or known to beneficially own ten percent (10%) or more of the issued and outstanding Common Shares of DSFX and which is to be performed in whole or in part after the date hereof. Except as disclosed in Schedule 5.13, DSFX has no commitment, whether written or oral, to lend any funds to, borrow any money from or enter into material transactions with any such affiliated person.

      No Conflict With Other Instruments.

            The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust or other material contract, agreement or instrument to which DSFX is a party or to which any of its properties or operations are subject.

      Governmental Authorizations.

            DSFX has all licenses, franchises, permits or other governmental authorizations legally required to enable it to conduct its business in all material respects as conducted on the date hereof. Except for compliance with federal and state securities and corporation laws, as hereinafter provided, no authorization, approval, consent or order of, or registration, declaration or filing with, any court or other governmental body is required in connection with the execution and delivery by DSFX of this Agreement and the consummation of the transactions contemplated hereby.

                                Special COVENANTS

      Access to Properties and Records.

            Prior to closing, DSFX and UCG will each afford to the officers and authorized representatives of the other full access to the properties, books and records of each other, in order that each may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of the other and each will furnish the other with such additional financial and operating data and other information as to the business and properties of each other, as the other shall from time to time reasonably request.

      Availability of Rule 144.

            DSFX and UCG Shareholders holding "restricted securities, " as that term is defined in Rule 144 promulgated pursuant to the Securities Act will remain as "restricted securities". DSFX is under no obligation to register such shares under the Securities Act, or otherwise. The stockholders of DSFX and UCG holding restricted securities of DSFX and UCG as of the date of this Agreement and their respective heirs, administrators, personal representatives, successors and assigns, are intended third party beneficiaries of the provisions set forth herein. The covenants set forth in this Section 6.2 shall survive the Closing and the consummation of the transactions herein contemplated.

      The Stock Merger Consideration.

            The consummation of this Agreement, including the issuance of the DSFX Common Shares to the UCG Shareholders as contemplated hereby, constitutes the offer and sale of securities under the Securities Act, and applicable state statutes. Such transaction shall be consummated in reliance on exemptions from the registration and prospectus delivery requirements of such statutes that depend, inter alia, upon the circumstances under which the UCG Shareholders acquire such securities.

      Third Party Consents.

            DSFX and UCG agree to cooperate with each other in order to obtain any required third party consents to this Agreement and the transactions herein contemplated.

      Actions Prior and Subsequent to Closing.

            From and after the date of this Agreement until the Closing Date, except as permitted or contemplated by this Agreement, DSFX and UCG will each use its best efforts to:

                  maintain and keep its properties in states of good repair and condition as at present, except for depreciation due to ordinary wear and tear and damage due to casualty;

                  maintain in full force and effect insurance comparable in amount and in scope of coverage to that now maintained by it; and

                  perform in all material respects all of its obligations under material contracts, leases and instruments relating to or affecting its assets, properties and business.

            From and after the date of this Agreement until the Closing Date, DSFX will not, without the prior consent of UCG:

                  except as otherwise specifically set forth herein, make any change in its articles of incorporation or bylaws;

                  declare or pay any dividend on its outstanding Common Shares, except as may otherwise be required by law, or effect any stock split or otherwise change its capitalization, except as provided herein;

                  enter into or amend any employment, severance or agreements or arrangements with any directors or officers;

                  grant, confer or award any options, warrants, conversion rights or other rights not existing on the date hereof to acquire any Common Shares; or

                  purchase or redeem any Common Shares.

      Indemnification.

            DSFX hereby agrees to indemnify UCG, each of the officers, agents and directors and current shareholders of UCG as of the Closing Date against any loss, liability, claim, damage or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject to or rising out of or based on any inaccuracy appearing in or misrepresentation made in this Agreement. The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement; and

            UCG hereby agrees to indemnify DSFX, each of the officers, agents, directors and current shareholders of DSFX as of the Closing Date against any loss, liability, claim, damage or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made in this Agreement. The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement.

      6.7 UCG Shareholder Representations. Each of the UCG Shareholders represents and warrants as follows:

            (a) as of the date of this Agreement each of the UCG Shareholders was, and at the Closing Date it is, an "accredited investor" as defined in Rule 501(a) under the Securities Act. Such UCG Shareholder has not been formed solely for the purpose of acquiring the DSFX Common Stock. Each UCG Shareholder is not a registered broker-dealer under Section 15 of the Exchange Act.

            (b) each of the UCG Shareholders are knowledgeable and experienced in finance and business matters and thus they are able to evaluate the risks and merits of acquiring the shares of Common Stock of DSFX;

            (c) each of the UCG Shareholders are able to bear the economic risk of purchasing the DSFX common stock;

            (d) DSFX has provided the UCG Shareholders with access to the type of information normally provided in a prospectus;

            (e) DSFX did not use any form of public solicitation or general advertising in connection with the issuance of the shares;

            (f) as to the following UCG Shareholders (Ming Yang, Wenxiang Yu, Zhi Yang, Yundai Liu, Yongxia Cao, First Capital Limited, China US Bridge Capital Limited, Shenzhen Dingyi Investment Company Limited, and Shenzhen Huayin Guaranty and Investment Company Limited (collectively the "Offshore UCG Shareholders") the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, each of the Offshore UCG Shareholders was outside the United States (in China), or DSFX and any person acting on its behalf reasonably believed that each Offshore UCG Shareholders was outside the United States, or (B) the transaction was not executed on or through the facilities of the Over the Counter Bulletin Board and neither DSFX nor any person acting on its behalf knows that the transaction has been prearranged with a person in the United States;

            (g) the transactions contemplated hereby are bona fide and not for the purpose of "washing off' the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the 1933 Act);

            (h) each of the UCG Shareholders understands and acknowledges that none of the DSFX Common Stock has been registered under the Securities Act. Each UCG Shareholder is acquiring the DSFX Common Stock as principal for its own account and not with a view to or for distributing or reselling such securities or any part thereof, without prejudice, however, to such UCG Shareholder's right, subject to the provisions of this Agreement, at all times to sell or otherwise dispose of all or any part of such securities pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. Nothing contained herein shall be deemed a representation or warranty by such UCG Shareholder to hold the securities for any period of time. Such UCG Shareholder is acquiring the DSFX Common Stock hereunder in the ordinary course of its business. Such UCG Shareholders does not have any agreement or understanding, directly or indirectly, with any Person to distribute any of the DSFX Common Stock.

                     CONDITIONS PRECEDENT TO The OBLIGATIONS
                                 of DSFX and Sub

            The obligations of DSFX and Sub under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

      Accuracy of Representations.

            The representations and warranties made by UCG in this Agreement were true when made and shall be true at the Closing Date with the same force and effect as if such representations and warranties were made at the Closing Date (except for changes therein permitted by this Agreement), and UCG shall have performed or compiled with all covenants and conditions required by this Agreement to be performed or complied with by UCG prior to or at the Closing UCG shall be furnished with a certificate, signed by a duly authorized officer of UCG and dated the Closing Date, to the foregoing effect.

      Director Approval.

            The Board of Directors of DSFX shall have approved this Agreement and the transactions contemplated herein.

      Officer's Certificate.

            DSFX shall have been furnished with a certificate dated the Closing Date and signed by a duly authorized officer of UCG to the effect that: (a) the representations and warranties of UCG set forth in the Agreement and in all exhibits, schedules and other documents furnished in connection herewith are in all material respects true and correct as if made on the Effective Date; (b) UCG has performed all covenants, satisfied all conditions, and complied with all other terms and provisions of this Agreement to be performed, satisfied or complied with by it as of the Effective Date; (c) since such date and other than as previously disclosed to DSFX, UCG has not entered into any material transaction other than transactions which are usual and in the ordinary course if its business; and (d) no litigation, proceeding, investigation or inquiry is pending or, to the best knowledge of UCG, threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement or, to the extent not disclosed in the UCG Schedules, by or against UCG which might result in any material adverse change in any of the assets, properties, business or operations of UCG.

      No Material Adverse Change.

            Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or operations of nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of UCG.

      Other Items.

            DSFX shall have received such further documents, certificates or instruments relating to the transactions contemplated hereby as DSFX may reasonably request.

                     CONDITIONS PRECEDENT TO the OBLIGATIONS
                         of UCG and the UCG Shareholders

            The obligations of UCG and the UCG Shareholders under this Agreement are subject to the satisfaction, at or before the Closing date (unless otherwise indicated herein), of the following conditions:

      Accuracy of Representations.

            The representations and warranties made by DSFX in this Agreement were true when made and shall be true as of the Closing Date (except for changes therein permitted by this Agreement) with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and DSFX shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by DSFX prior to or at the Closing. UCG shall have been furnished with a certificate, signed by a duly authorized executive officer of DSFX and dated the Closing Date, to the foregoing effect.

      Director Approval.

            The Board of Directors of UCG shall have approved this Agreement and the transactions contemplated herein.

      No Material Adverse Change.

            Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or operations of nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of DSFX termination

      Termination Rights.

            This Agreement may be terminated by the board of directors or majority interest of Shareholders of either DSFX or UCG, respectively, at any time prior to the Closing Date if:

                  there shall be any action or proceeding before any court or any governmental body which shall seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement and which, in the judgment of such board of directors, made in good faith and based on the advice of its legal counsel, makes it inadvisable to proceed with the exchange contemplated by this Agreement; or

                  any of the transactions contemplated hereby are disapproved by any regulatory authority whose approval is required to consummate such transactions.

            In the event of termination pursuant to this paragraph (a), no obligation, right, or liability shall arise hereunder and each party shall bear all of the expenses incurred by it in connection with the negotiation, drafting and execution of this Agreement and the transactions herein contemplated.

            This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of DSFX if UCG shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of UCG contained herein shall be inaccurate in any material respect, which noncompliance or inaccuracy is not cured after 20 days written notice thereof is given to UCG. If this Agreement is terminated pursuant to this paragraph (b), this Agreement shall be of no further force or effect and no obligation, right or liability shall arise hereunder.

            This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of UCG if DSFX shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of DSFX contained herein shall be inaccurate in any material respect, which noncompliance or inaccuracy is not cured after 20 days written notice thereof is given to DSFX If this Agreement is terminated pursuant to this paragraph (d), this Agreement shall be of no further force or effect and no obligation, right or liability shall arise hereunder.

            In the event of termination pursuant to paragraph (b) and (c) hereof, the breaching party shall bear all of the expenses incurred by the other party in connection with the negotiation, drafting and execution of this Agreement and the transactions herein contemplated.

                                  Miscellaneous

      Brokers and Finders.

            Each party hereto hereby represents and warrants that it is under no obligation, express or implied, to pay certain finders in connection with the bringing of the parties together in the negotiation, execution, or consummation of this Agreement. The parties each agree to indemnify the other against any claim by any third person for any commission, brokerage or finder's fee or other payment with respect to this Agreement or the transactions contemplated hereby based on any alleged agreement or understanding between the indemnifying party and such third person, whether express or implied from the actions of the indemnifying party.

      Law, Forum and Jurisdiction.

            This Agreement shall be construed and interpreted in accordance with the laws of the State of New York, United States of America, except for applicable provisions of the Delaware General Corporation Law, which shall control to the extent applicable.

      Notices.

            Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered to it or sent by registered mail or certified mail, postage prepaid, or by prepaid telegram addressed as follows:

            If to DSFX: 10880 Wilshire Blvd Suite 2250, Los Angeles, CA 90024

      If to UCG: Haoyuan Chemical Company Limited, Chengming Industrial Park, Shouguang City, Shandong, P.R. China 262714

            or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed or telegraphed.

      Attorneys' Fees.

            In the event that any party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the breaching party or parties shall reimburse the non-breaching party or parties for all costs, including reasonable attorneys' fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

      Confidentiality.

            Each party hereto agrees with the other party that, unless and until the transactions contemplated by this Agreement have been consummated, they and their representatives will hold in strict confidence all data and information obtained with respect to another party or any subsidiary thereof from any representative, officer, director or employee, or from any books or records or from personal inspection, of such other party, and shall not use such data or information or disclose the same to others, except: (i) to the extent such data is a matter of public knowledge or is required by law to be published; and (ii) to the extent that such data or information must be used or disclosed in order to consummate the transactions contemplated by this Agreement.

      Schedules; Knowledge.

            Each party is presumed to have full knowledge of all information set forth in the other party's schedules delivered pursuant to this Agreement.

      Third Party Beneficiaries.

            This contract is solely among the parties hereto and except as specifically provided, no director, officer, stockholder, employee, agent, independent contractor or any other person or entity shall be deemed to be a third party beneficiary of this Agreement.

      Entire Agreement.

            This Agreement represents the entire agreement between the parties relating to the subject matter hereof. This Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof. There are no other courses of dealing, understanding, agreements, representations or warranties, written or oral, except as set forth herein. This Agreement may not be amended or modified, except by a written agreement signed by all parties hereto.

      Survival; Termination.

            The representations, warranties and covenants of the respective parties shall survive the Closing Date and the consummation of the transactions herein contemplated for 18 months.

      Counterparts.

            This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

      Amendment or Waiver.

            Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by a by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by the party or parties for whose benefit the provision is intended.

      Expenses.

            Each party herein shall bear all of their respective cost s and expenses incurred in connection with the negotiation of this Agreement and in the consummation of the transactions provided for herein and the preparation thereof.

      Headings; Context.

            The headings of the sections and paragraphs contained in this Agreement are for convenience of reference only and do not form a part hereof and in no way modify, interpret or construe the meaning of this Agreement.

      Benefit.

            This Agreement shall be binding upon and shall inure only to the benefit of the parties hereto, and their permitted assigns hereunder. This Agreement shall not be assigned by any party without the prior written consent of the other party.

      Public Announcements.

            Except as may be required by law, neither party shall make any public announcement or filing with respect to the transactions provided for herein without the prior consent of the other party hereto.

      Severability.

            In the event that any particular provision or provisions of this Agreement or the other agreements contained herein shall for any reason hereafter be determined to be unenforceable, or in violation of any law, governmental order or regulation, such unenforceability or violation shall not affect the remaining provisions of such agreements, which shall continue in full force and effect and be binding upon the respective parties hereto.

      Failure of Conditions; Termination.

            In the event of any of the conditions specified in this Agreement shall not be fulfilled on or before the Closing Date, either of the parties have the right either to proceed or, upon prompt written notice to the other, to terminate and rescind this Agreement. In such event, the party that has failed to fulfill the conditions specified in this Agreement will liable for the other parties legal fees. The election to proceed shall not affect the right of such electing party reasonably to require the other party to continue to use its efforts to fulfill the unmet conditions.

      No Strict Construction.

            The language of this Agreement shall be construed as a whole, according to its fair meaning and intendment, and not strictly for or against either party hereto, regardless of who drafted or was principally responsible for drafting the Agreement or terms or conditions hereof.

      Execution Knowing and Voluntary.

            In executing this Agreement, the parties severally acknowledge and represent that each: (a) has fully and carefully read and considered this Agreement; (b) has been or has had the opportunity to be fully apprized by its attorneys of the legal effect and meaning of this document and all terms and conditions hereof; (c) is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind.

      Amendment.

            At any time after the Closing Date, this Agreement may be amended by both parties, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by the party or parties for whose benefit the provision is intended.

                            [Signature page follows]

            In Witness Whereof, DSFX, Sub and UCG, each pursuant to the approval and authority duly given, as well as the UCG Shareholders, have caused this Agreement and Plan of Merger to be executed as of the date first above written.

                                              Diversifax, Inc.

                                              By:
                                                  ------------------------------
                                                  Juxiang Yu
                                                  President and Chief Executive
                                                  Officer


                                              DFAX Acquisition Vehicle, Inc.

                                              By:
                                                  ------------------------------
                                                  Juxiang Yu
                                                  Its Chairman of the Board and
                                                  Chief Executive Officer


                                              Upper Class Group Limited

                                              By:
                                                  ------------------------------

                                                  Its


                                UCG Shareholders

                                              First Capital Limited
----------------------------
Ming Yang                                     By:
                                                   -----------------------------
                                              Name/
----------------------------                  Title
Wenxiang Yu

                                              Shenzhen Dingyi Investment
----------------------------                  Company Limited
Zhi Yang
                                              By:
                                                  ------------------------------
                                              Name/
                                              Title

----------------------------
Yundai Liu                                    China US Bridge Capital Limited

                                              By:
----------------------------                      ------------------------------
Yongxia Cao                                   Name/
                                              Title


                                              Shenzhen Huayin Guaranty and
                                              Investment Company Limited

                                              By:
                                                  ------------------------------
                                              Name/
                                              Title

                                   SCHEDULE A

                                UCG SHAREHOLDERS

---------------------------------------------------------------------------------------------------------------------------------
                                    UCG Common Stock
Name of UCG Shareholder               Ownership %             Shares of UCG          Shares of Diversifax, Inc. Common Stock
---------------------------------------------------------------------------------------------------------------------------------
Ming Yang                                18.96%                  9,480                              5,024,400

Wenxiang Yu                              18.96%                  9,480                              5,024,400

Zhi Yang                                 12.64%                  6,320                              3,349,600

Yundai Liu                               6.32%                   3,160                              1,674,800

Yongxia Cao                              6.32%                   3,160                              1,674,800
---------------------------------------------------------------------------------------------------------------------------------
Shenzhen Huaying Guaranty and             6.3%                   3,150                              1,669,500
Investment Company Limited
---------------------------------------------------------------------------------------------------------------------------------
First Capital Limited                      11%                   5,500                              2,915,000
---------------------------------------------------------------------------------------------------------------------------------
Shenzhen Dingyi Investment                9.5%                   4,750                              2,517,500
Company Limited
---------------------------------------------------------------------------------------------------------------------------------
China US Bridge Capital Limited           10%                    5,000                              2,650,000
---------------------------------------------------------------------------------------------------------------------------------

                                    Exhibit B

                            SHARE EXCHANGE AGREEMENT

                                      AMONG

                                 DIVERSIFAX, INC

                            UPPER CLASS GROUP LIMITED

                 SHOUGUANG CITY HAOYUAN CHEMICAL COMPANY LIMITED

                   SHOUGUANG YUXIN CHEMICAL INDUSTRY CO, LTD.

                                       AND

                                THE SHAREHOLDERS
                                       OF

                   SHOUGUANG YUXIN CHEMICAL INDUSTRY CO, LTD.

                              LISTED ON SCHEDULE 1

                                   DATED AS OF

                                February 5, 2007

--------------------------------------------------------------------------------

                         INDEX OF SCHEDULES AND EXHIBITS

Exhibits:

A. Certain Definitions

B. Form of Promissory Note

Schedules:

1.    Shareholders of Shouguang Yuxin Chemical Industry Co, Ltd.

2.    Shouguang Yuxin Chemical Industry Co, Ltd. Disclosure Schedule

--------------------------------------------------------------------------------

                             SHARE EXCHAGE AGREEMENT

This Share Exchange Agreement (the "Agreement") dated as of February 5, 2007, is entered into by and among Diversifax, Inc., a Delaware corporation ("DSFX"), Upper Class Group Limited, a British Virgin Island corporation and a wholly own subsidiary of DSFX ("UCG"), Shouguang City Haoyuan Chemical Company Limited, a wholly own subsidiary of UCG ("SCHC"), Shouguang Yuxin Chemical Industry Co, Ltd., a Shouguang corporation in China ("SYCI"), and the shareholders of SYCI listed on Schedule 1 to this Agreement (each, a "Shareholder" and, collectively, the "Shareholders").

                                    RECITALS

A. The Shareholders collectively own 100% of the issued and outstanding shares of capital stock of SYCI (the "Shares") in accordance with on Schedule 1 to this Agreement.

B. SCHC is a wholly own subsidiary of UCG, and UCG is a wholly own subsidiary of DSFX. SCHC desires to purchase from the Shareholders, and the Shareholders desire to sell to SCHC the Shares in exchange for shares of DSFX Common Stock, all on the terms and subject to the conditions set forth in this Agreement (the "Exchange").

C. As a result of the Exchange, SCHC will become the sole shareholder of SYCI. DSFX will own SYCI through UCG and SCHC.

D. Certain capitalized terms used in this Agreement are defined on Exhibit A.

                                    AGREEMENT

In consideration of the agreements, provisions and covenants set forth below, DSFX, UCG, SCHC, the Shareholders and SYCI, hereby agree as follows:

                                   ARTICLE I.
                               EXCHANGE OF SHARES

1.1 AGREEMENT TO SELL.

Upon the terms and subject to all of the conditions contained herein, each of the Shareholders hereby agrees to sell, assign, transfer and deliver to SCHC, and SCHC hereby agrees to purchase and accept from each of the Shareholders, on the Closing Date, the Shares.

1.2 PURCHASE PRICE.

As full consideration for the sale, assignment, transfer and delivery of the Shares by the Shareholders to SCHC, and upon the terms and subject to all of the conditions contained herein, DSFX shall issue to the Shareholders an aggregate of 16,188,118 shares of Restricted DSFX Common Stock (the "Acquisition Shares") at $1.01 per share and pay cash (the "Cash Component") of $2,550,000 to the Shareholders. The Cash Component is payable by SCHC as follows: $2,550,000 is payable within six months after the Closing as evidenced by the promissory note annexed hereto as Exhibit B. The parties understand and acknowledge that such exchange is based upon an approximate valuation of SYCI at US $18,900,000.

1.3 MECHANICS OF EXCHANGE.

(a) At the Closing, each Shareholder shall be entitled to surrender the certificate or certificates that immediately prior to the Closing represented the SYCI Common Stock (the "Certificates") to the exchange agent designated by SCHC in exchange for the Acquisition Shares and the Cash Component.

(b) Promptly after the Closing, DSFX or its designated exchange agent shall make available to each Shareholder a letter of transmittal and instructions for use in effecting the surrender of Certificates in exchange for the Acquisition Shares. Upon surrender of a Certificate to such exchange agent together with the letter of transmittal, duly executed, the Shareholder shall be entitled to receive in exchange therefore such number of Acquisition Shares as such Shareholder has the right to receive in respect of the Certificate so surrendered pursuant to the provisions of this Article I.

1.4 NO FRACTIONAL SHARES.

No fraction of a share of DSFX Common Stock shall be issued in the Exchange. In lieu of fractional shares, the Shareholders upon surrender of their Certificates as set forth in Section 1.3 shall be paid an amount in cash, without interest, rounded to the nearest cent, determined by multiplying the fractional interest to which such Shareholder would otherwise be entitled by the DSFX Stock Price as of $1.01 per share agreed by all parties.

1.5 CLOSING.

The closing of the transactions contemplated by this Agreement (the "Closing") shall take place in New York, on or before February 15, 2007, (the "Closing Date"); provided, however, that if all of the other conditions set forth in Articles VI and VII hereof are not satisfied or waived, unless this agreement has been terminated under Section 9 hereof, or at such date, the Closing Date shall be the business day following the day on which all such conditions have been satisfied or waived, or at such other date, time and place as DSFX, UCG, SCHC, SYCI, and the Shareholders shall agree.

                                   ARTICLE II.
                     REPRESENTATIONS AND WARRANTIES OF SYCI

Except as set forth in the Disclosure Schedule attached hereto provided by SYCI (the "SYCI Disclosure Schedule"), the parts of which are numbered to correspond to the section numbers of this Agreement, each of SYCI and the Shareholders represents and warrants jointly and severally to DSFX and SCHC as follows:

2.1 ORGANIZATION AND QUALIFICATION.

SYCI is duly incorporated, validly and in good standing existing under the laws of China, has all requisite authority and power (corporate and other), governmental licenses, authorizations, consents and approvals to carry on its business as presently conducted and as contemplated to be conducted, to own, hold and operate its properties and assets as now owned, held and operated by it, to enter into this Agreement, to carry out the provisions hereof except where the failure to be in good standing or to have such governmental licenses, authorizations, consents and approvals will not, in the aggregate, either (i) have a Material Adverse Effect on the business, assets or financial condition of SYCI, or (ii) impair the ability of SYCI to perform its material obligations under this Agreement. SYCI duly qualified, licensed or domesticated as a foreign corporation in good standing in each jurisdiction wherein the nature of its activities or its properties owned or leased requires such qualification, licensing or domestication, except where the failure to be so qualified, licensed or domesticated will not have a Material Adverse Effect. Set forth on
Part 2.1 of the SYCI Disclosure Schedule is a list of those jurisdictions in which SYCI presently conducts its business, owns, holds and operates its properties and assets.

2.2 SUBSIDIARIES.

SYCI do not own directly or indirectly, any equity or other ownership interest in any corporation, partnership, joint venture or other entity or enterprise. SYCI do not have any direct or indirect interests of stock ownership or otherwise in any corporation, partnership, joint venture, firm, association or business enterprise, and is not party to any agreement to acquire such an interest.

2.3 ARTICLES OF INCORPORATION AND BYLAWS.

The copies of the Articles of Incorporation and bylaws of SYCI (collectively, the "Organizational Documents") that have been delivered to DSFX and SCHC prior to the execution of this Agreement are true and complete and have not been amended or repealed. SYCI are not in violation or breach of any of the provisions of the Organizational Documents, except for such violations or breaches which, in the aggregate, will not have a Material Adverse Effect on SYCI.

2.4 AUTHORIZATION AND VALIDITY OF THIS AGREEMENT.

This Agreement and each of the Transaction Agreements constitute the legal, valid and binding obligation of each person or entity who is a party thereto (other than SCHC and DSFX), enforceable against each such person or entity in accordance with its terms, except as such enforcement is limited by general equitable principles, or by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors rights generally. Each of the Shareholders and SYCI has all requisite legal capacity to execute and deliver this Agreement and the Transaction Agreements to which he or she is a party, and to perform its, his or her obligations hereunder and thereunder. The execution and delivery by SYCI and each Shareholders of this Agreement and the Transaction Agreements (to the extent either is a party thereto), and the consummation of the transactions contemplated herein and therein (the "Transactions") have been authorized by all necessary corporate or other action on the part of SYCI and each of the Shareholders. This Agreement and the Transaction Agreements have been duly executed and delivered by the parties thereto (other than SCHC and DSFX).

2.5 NO VIOLATION.

Neither the execution nor delivery of this Agreement or the Transaction Agreements, nor the consummation or performance of any of the Transactions by SYCI or the Shareholders will directly or indirectly:

(i) violate or conflict with any provision of the Organizational Documents of SYCI; (B) result in (with or without notice or lapse of time) a violation or breach of, or conflict with or constitute a default or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or require notice under, any agreement, promissory note, lease, instrument or arrangement to which SYCI or any of its assets are bound or result in the creation of any Liens upon SYCI or any of its assets; (C) violate any order, writ, judgment, injunction, ruling, award or decree of any Governmental Body; ("Governmental Body"); (D) violate any statute, law or regulation of any jurisdiction as such statute, law or regulation that relates to the Shareholders, SYCI or any of the assets of SYCI; or (E) result in cancellation, modification, revocation or suspension of any permits, licenses, registrations, consents, approvals, authorizations or certificates issued or granted by any Governmental Body which are held by or granted to the Shareholders, or SYCI or which are necessary for the conduct of SYCI's business; or

(ii) to the knowledge of SYCI or any of the Shareholders, cause SYCI to become subject to, or to become liable for the payment of, any Tax (as hereinafter defined) or cause any of the assets owned by SYCI to be reassessed or revalued by any taxing authority or other Governmental Body.

None of SYCI or the Shareholders is or will be required to give any notice to or obtain any approval, consent, ratification, waiver or other authorization (a "Consent") from any person or entity (including, without limitation, any Governmental Body) in connection with (i) the execution and delivery of this Agreement or any of the Transaction Agreements, or (ii) the consummation or performance of any of the Transactions.

2.6 CAPITALIZATION AND RELATED MATTERS.

(a) Capitalization. The registered capital amount of SYCI is RMB 10,990,000, which equal to 100% ownership percentage of SYCI. Except as set forth in the preceding sentence, no other class of capital stock or other security of SYCI is authorized, issued, reserved for issuance or outstanding. The Shareholders, as of the Closing Date, are the lawful, record and beneficial owners of the Shares in accordance with the percentages set forth opposite each Seller's name on
Schedule 1 attached hereto. Shouguang City Haoyuan Group Ltd. and Wenxiang Yu, as of the Closing Date, are the lawful, record and beneficial owners of the total ownership interest of SYCI. Each of the Shareholders have, as of the date hereof and as of the Closing Date, valid and marketable title to their respective ownership interest of SYCI, free and clear of all Liens (including, without limitation, any claims of spouses under applicable community property laws) and are the lawful, record and beneficial owners of all of the Shares.

Except as is issued to and held by the Shareholders or SYCI, no other class of capital stock or other security of SYCI, as applicable, is authorized, issued, reserved for issuance or outstanding. At the Closing, DSFX will be vested with good and marketable title to the ownership or the Shares, free and clear of all Liens (including, without limitation, any claims of spouses under applicable community property laws). No legend or other reference to any purported Lien appears upon any certificate representing the Shares. Each of the Shares has been duly authorized and validly issued and is fully paid and nonassessable. None of the outstanding capital or other securities of SYCI was issued, redeemed or repurchased in violation of the Securities Act of 1933, as amended (the "Securities Act"), or any other securities or "blue sky" laws.

(b) No Redemption Requirements. There are no authorized or outstanding options, warrants, equity securities, calls, rights, commitments or agreements of any character by which SYCI or any of the Shareholders is obligated to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock or other securities of SYCI. There are no outstanding contractual obligations (contingent or otherwise) of SYCI to retire, repurchase, redeem or otherwise acquire any outstanding shares of capital stock of, or other ownership interests in, SYCI or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

2.7 COMPLIANCE WITH LAWS AND OTHER INSTRUMENTS.

Except as would not have a Material Adverse Effect, the business and operations of SYCI have been and are being conducted in accordance with all applicable foreign, federal, provincial and local laws, rules and regulations and all applicable orders, injunctions, decrees, writs, judgments, determinations and awards of all courts and governmental agencies and instrumentalities. There are no permits, bonuses, registrations, consents, approvals, authorizations, certificates, or any waiver of the foregoing, which are required to be issued or granted by a Governmental Body for the conduct of the Business as presently conducted or the ownership of the assets of SYCI. Except as would not have a Material Adverse Effect, SYCI is not, and has not received notice alleging that it is, in violation of, or (with or without notice or lapse of time or both) in default under, or in breach of, any term or provision of the Organizational Documents or of any indenture, loan or credit agreement, note, deed of trust, mortgage, security agreement or other material agreement, lease, license or other instrument, commitment, obligation or arrangement to which SYCI is a party or by which any of SYCI's properties, assets or rights are bound or affected. To the knowledge of SYCI, no other party to any material contract, agreement, lease, license, commitment, instrument or other obligation to which SYCI is a party is (with or without notice or lapse of time or both) in default thereunder or in breach of any term thereof. SYCI is not subject to any obligation or restriction of any kind or character, nor is there, to the knowledge of SYCI, any event or circumstance relating to SYCI that materially and adversely affects in any way its business, properties, assets or prospects or that prohibits SYCI from entering into this Agreement and the Transaction Agreements or would prevent or make burdensome its performance of or compliance with all or any part of this Agreement, the Transaction Agreements or the consummation of the Transactions contemplated hereby or thereby.

2.8 CERTAIN PROCEEDINGS.

There are no outstanding or pending Proceeding that has been commenced against or involving SYCI or any of its assets and, to the knowledge of SYCI and the Shareholders, no matters of the foregoing nature are contemplated or threatened. None of SYCI or the Shareholders have been charged with, and is not threatened with, or under any investigation with respect to, any allegation concerning any violation of any provision of any federal, provincial, local or foreign law, regulation, ordinance, order or administrative ruling, and is not in default with respect to any order, writ, injunction or decree of any Governmental Body.

2.9 NO BROKERS OR FINDERS.

None of SYCI, the Shareholders, or any officer, director, independent contractor, consultant, agent or employee of SYCI has agreed to pay, or has taken any action that will result in any person or entity becoming obligated to pay or entitled to receive, any investment banking, brokerage, finder's or similar fee or commission in connection with this Agreement or the Transactions. SYCI and the Shareholders shall jointly and severally indemnify and hold DSFX harmless against any liability or expense arising out of, or in connection with, any such claim.

2.10 TITLE TO AND CONDITION OF PROPERTIES.

SYCI has good, valid and marketable title to all of its properties and assets (whether real, personal or mixed, and whether tangible or intangible) reflected as owned in its books and records, free and clear of all Liens. SYCI owns or holds under valid leases or other rights to use all real property, plants, machinery, equipment and all assets necessary for the conduct of its business as presently conducted, except where the failure to own or hold such property, plants, machinery, equipment and assets would not have a Material Adverse Effect on SYCI. No Person other than SYCI owns or has any right to the use or possession of the assets used in SYCI's business. The material buildings, plants, machinery and equipment necessary for the conduct of the business of SYCI as presently conducted are structurally sound, are in good operating condition and repair and are adequate for the uses to which they are being put or would be put in the Ordinary Course of Business, in each case, taken as a whole, and none of such buildings, plants, machinery or equipment is in need of maintenance or repairs, except for ordinary, routine maintenance and repairs that are not material in nature or cost.

2.11 ABSENCE OF UNDISCLOSED LIABILITIES.

SYCI have no debt, obligation or liability (whether accrued, absolute, contingent, liquidated or otherwise, whether asserted or unasserted, whether due or to become due, whether or not known to SYCI) arising out of any transaction entered into prior to the Closing Date or any act or omission prior to the Closing Date which individually or taken together would constitute a Material Adverse Effect on SYCI and have no debt, obligation or liability to each other or any of the Shareholders or their affiliates, except to the extent specifically set forth on or reserved against on the Balance Sheet of SYCI.

The financial statements are consistent with the books and records of SYCI and fairly present in all material respects the financial condition, assets and liabilities of SYCI, as applicable, taken as a whole, as of the dates and periods indicated, and were prepared in accordance with GAAP (except as otherwise indicated therein or in the notes thereto).

2.12 CHANGES.

SYCI has not, since September 30, 2006:

(a) Ordinary Course of Business. Conducted its business or entered into any transaction other than in the Ordinary Course of Business, except for this Agreement.

(b) Adverse Changes. Suffered or experienced any change in, or affecting, its condition (financial or otherwise), properties, assets, liabilities, business, operations, results of operations or prospects which would have a Material Adverse Effect;

(c) Loans. Made any loans or advances to any Person other than travel advances and reimbursement of expenses made to employees, officers and directors in the Ordinary Course of Business;

(d) Compensation and Bonuses. Made any payments of any bonuses or compensation other than regular salary payments, or increase in the salaries, or payment on any of its debts in the Ordinary Course of Business, to any of its shareholders, directors, officers, employees, independent contractors or consultants or entry into by it of any employment, severance, or similar contract with any director, officer, or employee, independent contractor or consultant; Adopted, or increased in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any of its employees;

(e) Liens. Created or permitted to exist any Lien on any of its properties or assets other than Permitted Liens;

(f) Capital Stock. Issued, sold, disposed of or encumbered, or authorized the issuance, sale, disposition or encumbrance of, or granted or issued any option to acquire any shares of its capital stock or any other of its securities or any Equity Security, or altered the term of any of its outstanding securities or made any change in its outstanding shares of capital stock or its capitalization, whether by reason of reclassification, recapitalization, stock split, combination, exchange or readjustment of shares, stock dividend or otherwise; changed its authorized or issued capital stock; granted any stock option or right to purchase shares of its capital stock; issued any security convertible into any of its capital stock; granted any registration rights with respect to shares of its capital stock; purchased, redeemed, retired, or otherwise acquired any shares of its capital stock; declared or paid any dividend or other distribution or payment in respect of shares of capital stock of any other entity;

(g) Dividends. Declared, set aside, made or paid any dividend or other distribution to any of its shareholders;

(h) Material Contracts. Terminated or modified any of its Material Contract except for termination upon expiration in accordance with the terms of such agreements, a description of which is included in the SYCI's Disclosure Schedule;

(i) Claims. Released, waived or cancelled any claims or rights relating to or affecting SYCI in excess of $10,000 in the aggregate or instituted or settled any Proceeding involving in excess of $10,000 in the aggregate;

(j) Discharged Liabilities. Paid, discharged, cancelled, waived or satisfied any claim, obligation or liability in excess of $10,000 in the aggregate, except for liabilities incurred prior to the date of this Agreement in the Ordinary Course of Business;

(k) Indebtedness. Created, incurred, assumed or otherwise become liable for any Indebtedness or commit to any endeavor involving a commitment in excess of $10,000 in the aggregate, other than contractual obligations incurred in the Ordinary Course of Business;

(l) Guarantees. Guaranteed or endorsed in a material amount any obligation or net worth of any Person;

(m) Acquisitions. Acquired the capital stock or other securities or any ownership interest in, or substantially all of the assets of, any other Person;

(n) Accounting. Changed its method of accounting or the accounting principles or practices utilized in the preparation of its financial statements, other than as required by GAAP;

(o) Agreements. Entered into any agreement, or otherwise obligated itself, to do any of the foregoing.

2.13 MATERIAL CONTRACTS.

SYCI has delivered to DSFX, prior to the date of this Agreement, true, correct and complete copies of each of its Material Contracts.

(a) No Defaults. The Material Contracts of SYCI are valid and binding agreements of SYCI, as applicable, and are in full force and effect and are enforceable in accordance with their terms. Except as would not have a Material Adverse Effect, SYCI is not in breach or default of any of its Material Contracts to which it is a party and, to the knowledge of SYCI, no other party to any of its Material Contracts is in breach or default thereof. Except as would not have a Material Adverse Effect, no event has occurred or circumstance has existed that (with or without notice or lapse of time) would (a) contravene, conflict with or result in a violation or breach of, or become a default or event of default under, any provision of any of its Material Contracts or (b) permit SYCI or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any of its Material Contracts. SYCI has not received any notice and have no knowledge of any pending or threatened cancellation, revocation or termination of any of its Material Contracts to which it is a party, and there are no renegotiations of, or attempts to renegotiate.

2.14 TAX RETURNS AND AUDITS.

(a) Tax Returns. (a) All material Tax Returns required to be filed by or on behalf of SYCI have been timely filed and all such Tax Returns were (at the time they were filed) and are true, correct and complete in all material respects;
(b) all Taxes of SYCI required to have been paid (whether or not reflected on any Tax Return) have been fully and timely paid, except those Taxes which are presently being contested in good faith or for which an adequate reserve for the payment of such Taxes has been established on SYCI Balance Sheet; (c) no waivers of statutes of limitation have been given or requested with respect to SYCI in connection with any Tax Returns covering SYCI or with respect to any Taxes payable by it; (d) no Governmental Body in a jurisdiction where SYCI does not file Tax Returns has made a claim, assertion or threat to SYCI that SYCI is or may be subject to taxation by such jurisdiction; (e) SYCI has duly and timely collected or withheld, paid over and reported to the appropriate Governmental Body all amounts required to be so collected or withheld for all periods under all applicable laws; (f) there are no Liens with respect to Taxes on the property or assets of SYCI other than Permitted Liens; (g) there are no Tax rulings, requests for rulings, or closing agreements relating to SYCI for any period (or portion of a period) that would affect any period after the date hereof; and (h) any adjustment of Taxes of SYCI made by a Governmental Body in any examination that SYCI is required to report to the appropriate provincial, local or foreign taxing authorities has been reported, and any additional Taxes due with respect thereto have been paid. No state of fact exists or has existed which would constitute ground for the assessment of any tax liability by any Governmental Body. All Tax Returns filed by SYCI are true, correct and complete.

(b) No Adjustments, Changes. Neither SYCI nor any other Person on behalf of SYCI
(a) has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of provincial, local or foreign law; or (b) has agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of provincial, local or foreign law.

(c) No Disputes. There is no pending audit, examination, investigation, dispute, proceeding or claim with respect to any Taxes of or Tax Return filed or required to be filed by SYCI, nor is any such claim or dispute pending or contemplated. SYCI has made available to DSFX true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies assessed or asserted against or agreed to by SYCI since January 1, 2004, and any and all correspondence with respect to the foregoing. SYCI does not have any outstanding closing agreement, ruling request, requests for consent to change a method of accounting, subpoena or request for information to or from a Governmental Body in connection with any Tax matter.

(d) No Tax Allocation, Sharing. SYCI is not a party to any Tax allocation or sharing agreement. Other than with respect to the Tax Group of which SYCI is the common parent, SYCI (a) has not been a member of a Tax Group filing a consolidated income Tax Return under Section 1501 of the Code (or any similar provision of provincial, local or foreign law), and (b) do not have any liability for Taxes for any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of provincial, local or foreign law) as a transferee or successor, by contract or otherwise.

2.15 MATERIAL ASSETS.

The financial statements of SYCI reflect the material properties and assets (real and personal) owned or leased by them.

2.16 INSURANCE COVERAGE.

SYCI has made available to DSFX, prior to the date of this Agreement, true, correct and complete copies of all insurance and general liability policies maintained by SYCI on their properties and assets all claims made under any such current or prior insurance policies. All of such policies (a) taken together, provide adequate insurance coverage for the properties, assets and operations of SYCI for all risks normally insured against by a Person carrying on the same business as SYCI, and (b) are sufficient for compliance with all applicable Laws and Material Contracts of SYCI. All of such policies are valid, outstanding and in full force and effect and, by their express terms, will continue in full force and effect following the consummation of the transactions contemplated by this Agreement. Except as set forth on Schedule 3.19, SYCI have not received and has no knowledge of (a) any refusal of coverage or any written notice that a defense will be afforded with reservation of rights, or (b) any notice of cancellation or any other indication in writing or otherwise that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder. All premiums due on such insurance policies on or prior to the date hereof have been paid. There are no, and SYCI and the Shareholders have no knowledge of any circumstances or facts which, with or without notice of lapse of time or both would lead to any: (i) pending or threatened claims with respect to SYCI or their properties or assets under any such insurance policies; (ii) claims as to which the insurers have notified SYCI that they intend to deny liability; and (iii) existing defaults on the part of SYCI under any such insurance policies.

2.17 LITIGATION; ORDERS.

There is no Proceeding (whether federal, provincial, local or foreign) pending or, to the knowledge of SYCI, threatened or appealable against or affecting SYCI or any of its properties, assets, business or employees. To the knowledge of SYCI, there is no fact that might result in or form the basis for any such Proceeding. SYCI is not subject to any Orders and have not received any written opinion or memorandum or legal advice from their legal counsel to the effect that SYCI is exposed, from a legal standpoint, to any liability which would be material to its business. SYCI is not engaged in any legal action to recover monies due it or for damages sustained by any of them.

2.18 LICENSES.

Except as would not have a Material Adverse Effect, SYCI possesses from the appropriate Governmental Body all licenses, permits, authorizations, approvals, franchises and rights that are necessary for it to engage in its business as currently conducted and to permit it to own and use its properties and assets in the manner in which it currently owns and uses such properties and assets (collectively, "Permits"). Except as would not have a Material Adverse Effect, SYCI has not received any written notice from any Governmental Body or other Person that there is lacking any license, permit, authorization, approval, franchise or right necessary for SYCI to engage in its business as currently conducted and to permit SYCI to own and use its properties and assets in the manner in which it currently owns and uses such properties and assets. Except as would not have a Material Adverse Effect, the Permits are valid and in full force and effect. Except as would not have a Material Adverse Effect, no event has occurred or circumstance exists that may (with or without notice or lapse of time): (a) constitute or result, directly or indirectly, in a violation of or a failure to comply with any Permit; or (b) result, directly or indirectly, in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any Permit. Neither SYCI nor the Shareholders has received any written notice from any Governmental Body or any other Person regarding: (a) any actual, alleged, possible or potential contravention of any Permit; or (b) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to, any Permit. All applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Persons, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Persons. All Permits are renewable by their terms or in the Ordinary Course of Business without the need to comply with any special qualification procedures or to pay any amounts other than routine fees or similar charges, all of which have, to the extent due, been duly paid.

2.19 INTERESTED PARTY TRANSACTIONS.

No officer, director or shareholder of SYCI or any Affiliate, Related Person or "associate" (as such term is defined in Rule 405 of the Commission under the Securities Act) of any such Person, either directly or indirectly, (1) has an interest in any Person which (a) furnishes or sells services or products which are furnished or sold or are proposed to be furnished or sold by SYCI, or (b) purchases from or sells or furnishes to, or proposes to purchase from, sell to or furnish SYCI any goods or services; (2) has a beneficial interest in any contract or agreement to which SYCI is a party or by which it may be bound or affected; or (3) is a party to any material agreements, contracts or commitments in effect as of the date hereof with SYCI. "Related Person" means: (i) with respect to a particular individual, the individual's immediate family which shall include the individual's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, and brothers and sisters-in-law; and
(ii) with respect to a specified individual or entity, any entity or individual that, directly or indirectly, controls, is controlled by, or is under common control with such specified entity or individual.

2.20 GOVERNMENTAL INQUIRIES.

SYCI has made available to DSFX a copy of each material written inspection report, questionnaire, inquiry, demand or request for information received by SYCI from (and the response of SYCI thereto), and each material written statement, report or other document filed by SYCI with, any Governmental Body since January 1, 2003.

2.21 BANK ACCOUNTS AND SAFE DEPOSIT BOXES.

Part 2.22 of the SYCI Disclosure Schedule discloses the title and number of each bank or other deposit or financial account, and each lock box and safety deposit box used by SYCI, the financial institution at which that account or box is maintained and the names of the persons authorized to draw against the account or otherwise have access to the account or box, as the case may be.

2.22 INTELLECTUAL PROPERTY.

Any Intellectual Property SYCI uses in its business as presently conducted is owned by SYCI or properly licensed.

2.23 STOCK OPTION PLANS; EMPLOYEE BENEFITS.

(a) Set forth on Part 2.23 of the SYCI Disclosure Schedule is a complete list of all stock option plans providing for the grant by SYCI of stock options to directors, officers or employees. All such stock option plans are Approved Plans.

(b) Except as set forth on Part 2.23 of the SYCI Disclosure Schedule, SYCI does not have any employee benefit plans or arrangements covering their present and former employees or providing benefits to such persons in respect of services provided to SYCI. SYCI has no commitment, whether formal or informal and whether legally binding or not, to create any additional plan, arrangement or practice similar to the Approved Plans.

(c) The consummation of the transactions contemplated hereby will not result in
(i) any payment (including, without limitation, severance, unemployment compensation or bonus payments) becoming due from SYCI or due to any Person,
(ii) any increase in the amount of compensation or benefits payable to any Person or (iii) any acceleration of the vesting or timing of payment of any compensation, award or determination of options, warrants, rights, severance payments or other contingent obligations of any nature whatsoever of SYCI in favor of any Person. No agreement, arrangement or other contract of SYCI provides benefits or payments contingent upon, triggered by, or increased as a result of a change in the ownership or effective control of SYCI.

(d) SYCI is not a party to or bound by any written or oral agreement or understanding to employ, subsequent to the Closing, any of its respective present or former directors, officers, independent contractors, consultants, agents or employees.

2.24  EMPLOYEE MATTERS.

(a) No former or current employee of SYCI is a party to, or is otherwise bound by, any agreement or arrangement (including, without limitation, any confidentiality, non-competition or proprietary rights agreement) that in any way adversely affected, affects, or will affect (i) the performance of his, her or its duties to SYCI, or (ii) the ability of SYCI to conduct its business.

(b) None of SYCI has employees, directors, officers, consultants, independent contractors, representatives or agents whose contract of employment or engagement cannot be terminated by three months' notice. (c) SYCI are not required or obligated to pay, and since January 1, 2003, have not paid any moneys other than in respect of remuneration, pension or other benefits pursuant to plans described in Part 2.23 of the SYCI Disclosure Schedule, to or for the benefit of, any director, officer, employee, consultant, independent contractor, representative or agent of SYCI. (d) SYCI are in compliance with all applicable laws respecting employment and employment practices, terms and conditions or employment and wages and hours, and are not engaged in any unfair labor practice. There is no labor strike, dispute, shutdown or stoppage actually pending or, to the knowledge of SYCI or the Shareholders, threatened against or affecting SYCI.

2.25 ENVIRONMENTAL AND SAFETY MATTERS.

Except as would not have a Material Adverse Effect:

(a) Each of SYCI has at all time been and is in compliance with all Environmental Laws and Orders applicable to SYCI, as applicable.

(b) There are no Proceedings pending or, to the knowledge of SYCI, threatened against SYCI alleging the violation of any Environmental Law or Environmental Permit applicable to SYCI or alleging that SYCI is a potentially responsible party for any environmental site contamination. None of SYCI or the Shareholders are aware of, or has ever received notice of, any past, present or future events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with or prevent continued compliance, or which may give rise to any common law or legal liability, or otherwise form the basis of any claim, action, suit, proceeding, hearing or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant, or hazardous or toxic material or waste.

(c) Neither this Agreement nor the consummation of the transactions contemplated by this Agreement shall impose any obligations to notify or obtain the consent of any Governmental Body or third Persons under any Environmental Laws applicable to SYCI.

2.26 MATERIAL CUSTOMERS.

Since January 1, 2003, none of the Material Customers (as hereinafter defined) of SYCI has notified any of SYCI or the Shareholders of their intent to terminate their business with SYCI business because of any dissatisfaction on the part of any such person or entity. The Transactions have not caused any of the Material Customers of SYCI to terminate or provide notice of their intent or threaten to terminate their business with SYCI or to notify SYCI or the Shareholders of their intent not to continue to do such business with SYCI after the Closing. As used herein, "Material Customers" means those customers from whom SYCI derives annual revenues in excess of RMB 100,000.

2.27 INVENTORIES.

All inventories of SYCI are of good, usable and merchantable quality in all material respects, and, except as set forth in the SYCI Disclosure Schedule, do not include a material amount of obsolete or discontinued items. Except as set forth in the SYCI Disclosure Schedule, (a) all such inventories are of such quality as to meet in all material respects the quality control standards of SYCI, (b) all such inventories are recorded on the books at the lower of cost or market value determined in accordance with GAAP, and (c) no write-down in inventory has been made or should have been made pursuant to GAAP during the past two years.

2.28 MONEY LAUNDERING LAWS.

The operations of SYCI are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all U.S. and non-U.S. jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Body (collectively, the "Money Laundering Laws") and no Proceeding involving SYCI with respect to the Money Laundering Laws is pending or, to the knowledge of SYCI , threatened.

2.29 DISCLOSURE.

(a) Any information set forth in this Agreement, the SYCI Disclosure Schedule, or the Transaction Agreements shall be true, correct and complete in all material respects.

(b) No statement, representation or warranty of SYCI or the Shareholders in this Agreement (taken with the Schedules) or the Transaction Agreements or any exhibits or schedules thereto contain any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein, taken as a whole, in light of the circumstances in which they were made, not misleading.

(c) Except as set forth in the SYCI Disclosure Schedule, the Shareholders, SYCI have no knowledge of any fact that has specific application to SYCI (other than general economic or industry conditions) and that adversely affects the assets or the business, prospects, financial condition, or results of operations of SYCI.

(d) In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules with respect to a specifically identified representation or warranty), the statements in the Schedules shall control.

(e) The books of account, minute books and stock record books of SYCI, all of which have been made available to DSFX, are complete and accurate and have been maintained in accordance with sound business practices. Without limiting the generality of the foregoing, the minute books of SYCI contain complete and accurate records of all meetings held, and corporate action taken, by the shareholders, the boards of directors, and committees of the boards of directors of SYCI, as applicable, and no meeting of any such shareholders, board of directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books.

2.30 FINDERS AND BROKERS.

(a) None of SYCI, the Shareholders or any Person acting on behalf of SYCI or the Shareholders has engaged any finder, broker, intermediary or any similar Person in connection with the Exchange.

(b) None of SYCI, the Shareholders nor any Person acting on behalf of SYCI or the Shareholders has entered into a contract or other agreement that provides that a fee shall be paid to any Person or Entity if the Exchange is consummated.

                                  ARTICLE III.
                     REPRESENTATIONS AND WARRANTIES OF DSFX

DSFX hereby represents and warrants to the Shareholders as of the date hereof:

3.1 ORGANIZATION; GOOD STANDING.

DSFX is duly incorporated, validly and in good standing existing under the laws of Delaware, has all requisite authority and power (corporate and other), governmental licenses, authorizations, consents and approvals to carry on its business as presently conducted and as contemplated to be conducted, to own, hold and operate its properties and assets as now owned, held and operated by it, to enter into this Agreement, to carry out the provisions hereof except where the failure to be in good standing or to have such governmental licenses, authorizations, consents and approvals will not, in the aggregate, either (i) have a Material Adverse Effect on the business, assets or financial condition of DSFX, or (ii) impair the ability of DSFX to perform its material obligations under this Agreement. DSFX is duly qualified, licensed or domesticated as a foreign corporation in good standing in each jurisdiction wherein the nature of its activities or its properties owned or leased requires such qualification, licensing or domestication, except where the failure to be so qualified, licensed or domesticated will not have a Material Adverse Effect.

3.2 DSFX COMMON STOCK.

As of February 4, 2007, there were 27,017,262 shares of DSFX's common stock issued and outstanding. The Acquisition Shares, when issued in connection with this Agreement and the other Transactional Agreements, will be duly authorized, validly issued, fully paid and nonassessable.

3.3 AUTHORITY; BINDING NATURE OF AGREEMENTS.

(a) The execution, delivery and performance of this Agreement, the Transactional Agreements, and all other agreements and instruments contemplated to be executed and delivered by DSFX in connection herewith have been duly authorized by all necessary corporate action on the part of DSFX and its board of directors.

(b) This Agreement, the Transactional Agreements, and all other agreements and instruments contemplated to be executed and delivered by DSFX constitute the legal, valid and binding obligation of DSFX, enforceable against DSFX in accordance with their terms, except to the extent that enforceability may be limited by applicable bankruptcy, Exchange, insolvency, moratorium or other laws affecting the enforcement of creditors' rights generally and by general principles of equity regardless of whether such enforceability is considered in a proceeding in law or equity.

(c) There is no pending Proceeding, and, to DSFX's knowledge, no Person has threatened to commence any Proceeding that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Exchange or DSFX's ability to comply with or perform its obligations and covenants under the Transactional Agreements, and, to the knowledge of DSFX, no event has occurred, and no claim, dispute or other condition or circumstance exists, that might directly or indirectly give rise to or serve as a basis for the commencement of any such Proceeding.

3.4 NON-CONTRAVENTION; CONSENTS.

The execution and delivery of this Agreement and the other Transactional Agreements, and the consummation of the Exchange, by DSFX will not, directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a material violation of (i) DSFX's Certificate of Incorporation or Bylaws, or (ii) any resolution adopted by DSFX Board or any committee thereof or the stockholders of DSFX;

(b) to the knowledge of DSFX, contravene, conflict with or result in a material violation of, or give any Governmental Body the right to challenge the Exchange or to exercise any remedy or obtain any relief under, any legal requirement or any Order to which DSFX or any material assets owned or used by it are subject;

(c) to the knowledge of DSFX, cause any material assets owned or used by DSFX to be reassessed or revalued by any taxing authority or other Governmental Body;

(d) to the knowledge of DSFX, contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by DSFX or that otherwise relates to DSFX's business or to any of the material assets owned or used by DSFX, where such contraventions, conflict, violation, revocation, withdrawal, suspension, cancellation, termination or modification would have a Material Adverse Effect on DSFX;

(e) contravene, conflict with or result in a material violation or material breach of, or material default under, any Contract to which DSFX is a party;

(f) give any Person the right to any payment by DSFX or give rise to any acceleration or change in the award, grant, vesting or determination of options, warrants, rights, severance payments or other contingent obligations of any nature whatsoever of DSFX in favor of any Person, in any such case as a result of the Exchange; or

(g) result in the imposition or creation of any material Lien upon or with respect to any material asset owned or used by DSFX.

Except for Consents, filings or notices required under the state and federal securities laws or any other laws or regulations or as otherwise contemplated in this Agreement and the other Transactional Agreements, DSFX will not be required to make any filing with or give any notice to, or obtain any Consent from, any Person in connection with the execution and delivery of this Agreement and the other Transactional Agreements or the consummation or performance of the Exchange.

3.5 FINDERS AND BROKERS.

(a) Neither DSFX nor any Person acting on behalf of DSFX has engaged any finder, broker, intermediary or any similar Person in connection with the Exchange.

(b) DSFX has not entered into a contract or other agreement that provides that a fee shall be paid to any Person or Entity if the Exchange is consummated.

3.6 REPORTS AND FINANCIAL STATEMENTS; ABSENCE OF CERTAIN CHANGES.

(a) DSFX has filed all reports required to be filed with the SEC pursuant to the Exchange Act since September 30, 2006 (all such reports, including those to be filed prior to the Closing Date and all registration statements and prospectuses filed by DSFX with the SEC, are collectively referred to as the "DSFX SEC Reports"). All of the DSFX SEC Reports, as of their respective dates of filing (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) complied in all material respects as to form with the applicable requirements of the Securities Act or Exchange Act and the rules and regulations thereunder, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited financial statements of DSFX included in the DSFX SEC Reports comply in all material respects with the published rules and regulations of the SEC with respect thereto, and such audited financial statements (i) were prepared from the books and records of DSFX, (ii) were prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes or schedules thereto) and (iii) present fairly the financial position of DSFX as of the dates thereof and the results of operations and cash flows for the periods then ended. The unaudited financial statements included in the DSFX SEC Reports comply in all material respects with the published rules and regulations of the SEC with respect thereto; and such unaudited financial statements (i) were prepared from the books and records of DSFX, (ii) were prepared in accordance with GAAP, except as otherwise permitted under the Exchange Act and the rules and regulations thereunder, on a consistent basis (except as may be indicated therein or in the notes or schedules thereto) and
(iii) present fairly the financial position of DSFX as of the dates thereof and the results of operations and cash flows (or changes in financial condition) for the periods then ended, subject to normal year-end adjustments and any other adjustments described therein or in the notes or schedules thereto.

(b) Except as specifically contemplated by this Agreement or reflected in the DSFX SEC Reports, since September 30, 2006, there has not been (i) any material adverse change in DSFX's business, assets, liabilities, operations, and, to the knowledge of DSFX, no event has occurred that is likely to have a material adverse effect on DSFX's business, assets, liabilities or operations, (ii) any declarations setting aside or payment of any dividend or distribution with respect to the DSFX Common Stock other than consistent with past practices,
(iii) any material change in DSFX's accounting principles, procedures or methods, (iv) cancellation in writing of any material customer contract or (v) the loss of any customer relationship which would have a material adverse effect on DSFX's business, assets, liabilities or operations.

3.7 COMPLIANCE WITH APPLICABLE LAW.

Except as disclosed in the DSFX SEC Reports filed prior to the date of this Agreement and except to the extent that the failure or violation would not in the aggregate have a Material Adverse Effect on the business, results of operations or financial condition of DSFX, to DSFX's knowledge DSFX holds all Governmental Authorizations necessary for the lawful conduct of its business under and pursuant to, and the business of DSFX is not being conducted in violation of, any Governmental Authorization applicable to DSFX.

3.8 COMPLETE COPIES OF REQUESTED REPORTS.

DSFX has delivered or made available true and complete copies of each document that has been reasonably requested by SYCI or the Shareholders.

3.9 FULL DISCLOSURE.

(a) Neither this Agreement (including all Schedules and Exhibits hereto) nor any of the Transactional Agreements contemplated to be executed and delivered by DSFX in connection with this Agreement contains any untrue statement of material fact; and none of such documents omits to state any material fact necessary to make any of the representations, warranties or other statements or information contained therein not misleading.

(b) All of the information set forth in the prospectus and all other information regarding DSFX and the business, condition, assets, liabilities, operations, financial performance, net income and prospects of either that has been furnished to SYCI or the Shareholders by or on behalf of DSFX or any of the DSFX's Representatives, is accurate and complete in all material respects.

                                   ARTICLE IV.
                                COVENANTS OF SYCI

4.1 ACCESS AND INVESTIGATION.

Each of SYCI and the Shareholders shall ensure that, at all times during the Pre-Closing Period:

(a) SYCI and their Representatives provide DSFX and its Representatives access, at reasonable times and with twenty-four (24) hours notice from DSFX to SYCI , to all of the premises and assets of SYCI , to all existing books, records, Tax Returns, work papers and other documents and information relating to SYCI , and to responsible officers and employees of SYCI, and SYCI and its Representatives provide DSFX and its Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to SYCI as DSFX may request in good faith;

(b) Each of SYCI and their Representatives confer regularly with DSFX upon its request, concerning operational matters and otherwise report regularly (not less than semi-monthly and as DSFX may otherwise request) to DSFX and discuss with DSFX and its Representatives concerning the status of the business, condition, assets, liabilities, operations, and financial performance of SYCI , and promptly notify DSFX of any material change in the business, condition, assets, liabilities, operations, and financial performance of SYCI , or any event reasonably likely to lead to any such change.

4.2 OPERATION OF BUSINESS.

Each of SYCI and the Shareholders shall ensure that, during the Pre-Closing
Period:

(a) SYCI conducts its operations in the Ordinary Course of Business and in the same manner as such operations have been conducted prior to the date of this Agreement;

(b) SYCI uses its commercially reasonable efforts to preserve intact its current business organization, keep available and not terminate the services of its current officers and employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with SYCI;

(c) SYCI does not declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, and does not repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities, except with respect to the repurchase of shares of SYCI Common Stock upon termination of employees at the original purchase price pursuant to agreements existing at the date hereof;

(d) SYCI does not sell or otherwise issue (or grant any warrants, options or other rights to purchase) any shares of capital stock or any other securities, except the issuance of shares of SYCI Common Stock pursuant to option grants to employees made under the Option Plan in the Ordinary Course of Business;

(e) SYCI does not amend its Articles of Incorporation, Bylaws or other Organizational Documents, and does not effect or become a party to any recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(f) SYCI does not form any subsidiary or acquire any equity interest or other interest in any other Entity;

(g) SYCI does not establish or adopt any Employee Benefit Plan, and does not pay any bonus or make any profit sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

(h) SYCI does not change any of its methods of accounting or accounting practices in any respect;

(i) SYCI does not make any Tax election;

(j) SYCI does not commence or take any action or fail to take any action which would result in the commencement of any Proceeding;

(k) SYCI does not (i) acquire, dispose of, transfer, lease, license, mortgage, pledge or encumber any fixed or other assets, other than in the Ordinary Course of Business; (ii) incur, assume or prepay any indebtedness, Indebtedness or obligation or any other liabilities or issue any debt securities, other than in the Ordinary Course of Business; (iii) assume, guarantee, endorse for the obligations of any other person, other than in the Ordinary Course of Business;
(iv) make any loans, advances or capital contributions to, or investments in, any other Person, other than in the Ordinary Course of Business; or (v) fail to maintain insurance consistent with past practices for its business and property;

(l) SYCI pays all debts and Taxes, files all of its Tax Returns (as provided herein) and pays or performs all other obligations, when due;

(m) SYCI does not enter into or amend any agreements pursuant to which any other Person is granted distribution, marketing or other rights of any type or scope with respect to any of its services, products or technology;

(n) SYCI does not hire any new officer-level employee;

(o) SYCI does not revalue any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable, except as required under GAAP and in the Ordinary Course of Business;

(p) Except as otherwise contemplated hereunder, SYCI does not enter into any transaction or take any other action outside the Ordinary Course of Business; and

(q) SYCI does not enter into any transaction or take any other action that likely would cause or constitute a Breach of any representation or warranty made by it in this Agreement.

4.3 FILINGS AND CONSENTS; COOPERATION.

Each of SYCI the Shareholders shall ensure that:

(a) Each filing or notice required to be made or given (pursuant to any applicable Law, Order or contract, or otherwise) by SYCI or the Shareholders in connection with the execution and delivery of any of the Transactional Agreements, or in connection with the consummation or performance of the Exchange, is made or given as soon as possible after the date of this Agreement;

(b) Each Consent required to be obtained (pursuant to any applicable Law, Order or contract, or otherwise) by SYCI or the Shareholders in connection with the execution and delivery of any of the Transactional Agreements, or in connection with the consummation or performance of the Exchange, is obtained as soon as possible after the date of this Agreement and remains in full force and effect through the Closing Date;

(c) SYCI promptly delivers to DSFX a copy of each filing made, each notice given and each Consent obtained by SYCI during the Pre-Closing Period; and

(d) During the Pre-Closing Period, SYCI and its Representatives cooperate with DSFX and DSFX's Representatives, and prepare and make available such documents and take such other actions as DSFX may request in good faith, in connection with any filing, notice or Consent that DSFX is required or elects to make, give or obtain.

4.4 NOTIFICATION; UPDATES TO DISCLOSURE SCHEDULES.

(a) During the Pre-Closing Period, SYCI shall promptly notify DSFX in writing of:

      (i) the discovery by it of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement which is contrary to any representation or warranty made by it in this Agreement or in any of the other Transactional Agreements, or that would upon the giving of notice or lapse of time, result in any of its representations and warranties set forth in this agreement to become untrue or otherwise cause any of the conditions of Closing set forth in Article VI or Article VII not to be satisfied;

      (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement (except as a result of actions taken pursuant to the express written consent of DSFX) and that is contrary to any representation or warranty made by it in this Agreement, or that would upon the giving of notice or lapse of time, result in any of its representations and warranties set forth in this agreement to become untrue or otherwise cause any of the conditions of Closing set forth in Article VI or Article VII not to be satisfied;

(b) If any event, condition, fact or circumstances that is required to be disclosed pursuant to Section 4.4(a) requires any material change in the SYCI Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the SYCI Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstances, then SYCI, as applicable, shall promptly deliver to DSFX an update to the SYCI Disclosure Schedule specifying such change (a "Disclosure Schedule Update").

(c) It will promptly update any relevant and material information provided to DSFX after the date hereof pursuant to the terms of this Agreement.

4.5 Commercially Reasonable Efforts.

During the Pre-Closing Period, each of SYCI and the Shareholders shall use commercially reasonable efforts to cause the conditions set forth in Article VI and Article VII to be satisfied on a timely basis and so that the Closing can take place on or before February 15, 2007, in accordance with Section 1.5, and shall not take any action or omit to take any action, the taking or omission of which would or could reasonably be expected to result in any of the representations and warranties of SYCI set forth in this Agreement becoming untrue, or in any of the conditions of Closing set forth in Article VI or
Article VII not being satisfied.

4.6 CONFIDENTIALITY; PUBLICITY.

Each of SYCI and the Shareholders shall ensure that:

(a) SYCI and its Representatives keep strictly confidential the existence and terms of this Agreement prior to the issuance or dissemination of any mutually agreed upon press release or other disclosure of the Exchange; and

(b) neither SYCI nor any of its Representatives issues or disseminates any press release or other publicity or otherwise makes any disclosure of any nature (to any of its suppliers, customers, landlords, creditors or employees or to any other Person) regarding any of the Exchange; except in each case to the extent that it is required by law to make any such disclosure regarding such transactions or as separately agreed by the parties; provided, however, that if it is required by law to make any such disclosure, SYCI advises DSFX, at least five business days before making such disclosure, of the nature and content of the intended disclosure.

                                   ARTICLE V.
                                COVENANTS OF DSFX

5.1 NOTIFICATION.

During the Pre-Closing Period, DSFX shall promptly notify SYCI in writing of:

(a) the discovery by DSFX of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement which is contrary to any representation or warranty made by DSFX in this Agreement; and,

(b) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement (except as a result of actions taken pursuant to the written consent of SYCI) and that is contrary to any representation or warranty made by DSFX in this Agreement;

5.2 FILINGS AND CONSENTS; COOPERATION.

DSFX shall ensure that:

(a) Each filing or notice required to be made or given (pursuant to any applicable Law, Order or contract, or otherwise) by DSFX in connection with the execution and delivery of any of the Transactional Agreements, or in connection with the consummation or performance of the Exchange, is made or given as soon as possible after the date of this Agreement;

(b) Each Consent required to be obtained (pursuant to any applicable Law, Order or contract, or otherwise) by DSFX in connection with the execution and delivery of any of the Transactional Agreements, or in connection with the consummation or performance of the Exchange, is obtained as soon as possible after the date of this Agreement and remains in full force and effect through the Closing Date;

(c) DSFX promptly delivers to SYCI a copy of each filing made, each notice given and each Consent obtained by DSFX during the Pre-Closing Period; and

(d) During the Pre-Closing Period, DSFX and its Representatives cooperate with SYCI and its Representatives, and prepare and make available such documents and take such other actions as SYCI may request in good faith, in connection with any filing, notice or Consent that SYCI is required or elects to make, give or obtain.

5.3 COMMERCIALLY REASONABLE EFFORTS.

During the Pre-Closing Period, DSFX shall use its commercially reasonable efforts to cause the conditions set forth in Article VI and Article VII to be satisfied on a timely basis and so that the Closing can take place on or before February 15, 2007or as soon thereafter as is reasonably practical, in accordance with Section 1.5, and shall not take any action or omit to take any action, the taking or omission of which would or could reasonably be expected to result in any of the representations and warranties or DSFX set forth in this Agreement becoming untrue or in any of the conditions of closing set forth in Article VI or Article VII not being satisfied.

5.4 DISCLOSURE OF CONFIDENTIAL INFORMATION.

(a) Each of DSFX, SYCI and the Shareholders acknowledges and agrees that it may receive Confidential Information in connection with this Transaction including without limitation, the SYCI Disclosure Schedule and any information disclosed during the due diligence process, the public disclosure of which will harm the disclosing party's business. The Receiving Party may use Confidential Information only in connection with the Transaction. The results of the due diligence review may not be used for any other purpose other than in connection with the Transaction. Except as expressly provided in this Agreement, the Receiving Party shall not disclose Confidential Information to anyone without the Disclosing Party's prior written consent. The Receiving Party shall take all reasonable measures to avoid disclosure, dissemination or unauthorized use of Confidential Information, including, at a minimum, those measures it takes to protect its own confidential information of a similar nature. The Receiving Party shall not export any Confidential Information in any manner contrary to the export regulations of the governmental jurisdiction to which it is subject.

(b) The Receiving Party may disclose Confidential Information as required to comply with binding orders of governmental entities that have jurisdiction over it, provided that the Receiving Party (i) gives the Disclosing Party reasonable notice (to the extent permitted by law) to allow the Disclosing Party to seek a protective order or other appropriate remedy, (ii) discloses only such information as is required by the governmental entity, and (iii) uses commercially reasonable efforts to obtain confidential treatment for any Confidential Information so disclosed.

(c) All Confidential Information shall remain the exclusive property of the Disclosing Party. The Disclosing Party's disclosure of Confidential Information shall not constitute an express or implied grant to the Receiving Party of any rights to or under the Disclosing Party's patents, copyrights, trade secrets, trademarks or other intellectual property rights.

(d) The Receiving Party shall notify the Disclosing Party immediately upon discovery of any unauthorized use or disclosure of Confidential Information or any other breach of this Agreement by the Receiving Party. The Receiving Party shall cooperate with the Disclosing Party in every reasonable way to help the Disclosing Party regain possession of such Confidential Information and prevent its further unauthorized use.

(e) The Receiving Party shall return or destroy all tangible materials embodying Confidential Information (in any form and including, without limitation, all summaries, copies and excerpts of Confidential Information) promptly following the Disclosing Party's written request; provided, however, that, subject to the provisions of this Agreement, the Receiving Party may retain one copy of such materials in the confidential, restricted access files of its legal department for use only in the event a dispute arises between the parties related to the Transaction and only in connection with that dispute. At the Disclosing Party's option, the Receiving Party shall provide written certification of its compliance with this Section.

5.5 INDEMNIFICATION.

(a) Each of SYCI and the Shareholders, jointly and severally, each shall defend, indemnify and hold harmless DSFX, and its respective employees, officers, directors, stockholders, controlling persons, affiliates, agents, successors and assigns (collectively, the "DSFX Indemnified Persons"), and shall reimburse the DSFX Indemnified Person, for, from and against any loss, liability, claim, damage, expense (including costs of investigation and defense and reasonable attorneys' fees) or diminution of value, whether or not involving a third-party claim (collectively, "Damages"), directly or indirectly, relating to, resulting from or arising out of:

(i) any untrue representations, misrepresentations or breach of warranty by or of SYCI or the Shareholders contained in or pursuant to this Agreement, and the SYCI Disclosure Schedule;

(ii) any breach or nonfulfillment of any covenant, agreement or other obligation by or of SYCI or the Shareholders (only to the extent made or occurring prior to or at the Closing) contained in or pursuant to this Agreement, the Transaction Agreements executed by SYCI or any of the Shareholders in their individual capacity, the SYCI Disclosure Schedule, or any of the other agreements, documents, schedules or exhibits to be entered into by SYCI or any of the Shareholders in their individual capacity pursuant to or in connection with this Agreement;

(iii) all of Pre-Closing liabilities of SYCI or the Shareholders; and

(iv) any liability, claim, action or proceeding of any kind whatsoever, whether instituted or commenced prior to or after the Closing Date, which directly or indirectly relates to, arises or results from, or occurs in connection with facts or circumstances relating to the conduct of business of SYCI, or the assets of SYCI, or events or circumstances existing on or prior to the Closing Date.

(b) DSFX shall defend, indemnify and hold harmless SYCI and its respective affiliates, agents, successors and assigns (collectively, the "SYCI Indemnified Persons"), and shall reimburse the SYCI Indemnified Persons, for, from and against any Damages, directly or indirectly, relating to, resulting from or arising out of:

(i) any untrue representation, misrepresentation or breach of warranty by or of DSFX contained in or pursuant to this Agreement;

(ii) any breach or nonfulfillment of any covenant, agreement or other obligations by or of DSFX contained in or pursuant to this Agreement, the Transaction Agreements or any other agreements, documents, schedules or exhibits to be entered into or delivered to pursuant to or in connection with this Agreement.

(c) Promptly after receipt by an indemnified Party under Section 5.5 of this Agreement of notice of a claim against it ("Claim"), such indemnified Party shall, if a claim is to be made against an indemnifying Party under such Section, give notice to the indemnifying Party of such Claim, but the failure to so notify the indemnifying Party will not relieve the indemnifying Party of any liability that it may have to any indemnified Party, except to the extent that the indemnifying Party demonstrates that the defense of such action is prejudiced by the indemnified Party's failure to give such notice.

(d) A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the Party from whom indemnification is sought.

                                   ARTICLE VI.
                           CLOSING CONDITIONS OF DSFX

DSFX's obligations to effect the Closing and consummate the Exchange are subject to the satisfaction of each of the following conditions:

6.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES.

The representations and warranties of SYCI and the Shareholders in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing. SYCI and the Shareholders shall have performed all obligations in this Agreement required to be performed or observed by them on or prior to the Closing.

6.2 ADDITIONAL CONDITIONS TO CLOSING.

(a) All necessary approvals under federal and state securities laws and other authorizations relating to the issuance of the Acquisition Shares and the transfer of the Shares shall have been received.

(b) DSFX shall have obtained an opinion stating that the terms of the Exchange are fair, just and equitable to DSFX and its shareholders.

(c) No preliminary or permanent injunction or other order by any federal, state or foreign court of competent jurisdiction which prohibits the consummation of the Exchange shall have been issued and remain in effect. No statute, rule, regulation, executive order, stay, decree, or judgment shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority which prohibits or restricts the consummation of the Exchange. All authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any Governmental Body which are necessary for the consummation of the Exchange, other than those the failure to obtain which would not materially adversely affect the consummation of the Exchange or in the aggregate have a material adverse effect on DSFX and its subsidiaries, taken as a whole, shall have been filed, occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals") and all such Requisite Regulatory Approvals shall be in full force and effect.

(d) There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Exchange, by any Governmental Body which, in connection with the grant of a Requisite Regulatory Approval, imposes any material condition or material restriction upon DSFX or its subsidiaries or SYCI, including, without limitation, requirements relating to the disposition of assets, which in any such case would so materially adversely impact the economic or business benefits of the Exchange as to render inadvisable the consummation of the Exchange.

6.3 PERFORMANCE OF AGREEMENTS.

SYCI or the Shareholders, as the case may be, shall have executed and delivered each of the agreements, instruments and documents required to be executed and delivered, and performed all actions required to be performed by SYCI or any of the Shareholders, as the case may be, pursuant to this Agreement, except as DSFX has otherwise consented in writing.

6.4 CONSENTS.

Each of the Consents identified or required to have been identified in the SYCI Disclosure Schedule shall have been obtained and shall be in full force and effect, other than those Consents, which have been expressly waived by DSFX.

6.5 NO MATERIAL ADVERSE CHANGE AND SATISFACTORY DUE DILIGENCE.

There shall not have been any material adverse change in the business, condition, assets, liabilities, operations or financial performance of SYCI since the date of this Agreement as determined by DSFX in its discretion. DSFX shall be satisfied in all respects with the results of its due diligence review of SYCI.

6.6 SYCI CLOSING CERTIFICATES.

In addition to the documents required to be received under this Agreement, DSFX shall also have received the following documents:

(a) copies of resolutions of SYCI , certified by a Secretary, Assistant Secretary or other appropriate officer of SYCI, authorizing the execution, delivery and performance of this Agreement and other Transactional Agreements;

(b) good standing certificate from China of SYCI; and

(c) such other documents as DSFX may request in good faith for the purpose of
(i) evidencing the accuracy of any representation or warranty made by SYCI, (ii) evidencing the compliance by SYCI, or the performance by SYCI of, any covenant or obligation set forth in this Agreement or any of the other Transactional Agreements, (iii) evidencing the satisfaction of any condition set forth in
Article VII or this Article VI, or (iv) otherwise facilitating the consummation or performance of the Exchange.

6.7 TRANSACTIONAL AGREEMENTS.

Each Person (other than DSFX) shall have executed and delivered prior to or on the Closing Date all Transactional Agreements to which it is to be a party.

6.8 RESIGNATION OF DIRECTORS AND OFFICERS.

DSFX shall have received a written resignation from each of the directors and officers of SYCI effective as of the Closing.

6.9 DELIVERY OF STOCK CERTIFICATES, MINUTE BOOK AND CORPORATE SEAL.

The Shareholders shall have delivered to DSFX the stock books, stock ledgers, minute books and corporate seals of SYCI.

                                  ARTICLE VII.
                     CLOSING CONDITIONS OF THE SHAREHOLDERS

The Shareholders' obligations to effect the Closing and consummate the Exchange are subject to the satisfaction of each of the following conditions:

7.1 ACCURACY OF REPRESENTATIONS AND WARRANTIES.

The representations and warranties of DSFX in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing and DSFX shall have performed all obligations in this Agreement required to be performed or observed by them on or prior to the Closing.

7.2 ADDITIONAL CONDITIONS TO CLOSING.

(a) All necessary approvals under federal and state securities laws and other authorizations relating to the issuance and transfer of the Acquisition Shares by DSFX and the transfer of the Shares by SYCI shall have been received.

(b) No preliminary or permanent injunction or other order by any federal, state or foreign court of competent jurisdiction which prohibits the consummation of the Exchange shall have been issued and remain in effect. No statute, rule, regulation, executive order, stay, decree, or judgment shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority which prohibits or restricts the consummation of the Exchange. All Requisite Regulatory Approvals shall have been filed, occurred or been obtained and all such Requisite Regulatory Approvals shall be in full force and effect.

(c) There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Exchange, by any federal or state Governmental Body which, in connection with the grant of a Requisite Regulatory Approval, imposes any condition or restriction upon the Surviving Corporation or its subsidiaries (or, in the case of any disposition of assets required in connection with such Requisite Regulatory Approval, upon DSFX, its subsidiaries or SYCI or any of their subsidiaries), including, without limitation, requirements relating to the disposition of assets, which in any such case would so materially adversely impact the economic or business benefits of the Exchange as to render inadvisable the consummation of the Exchange.

7.3 DSFX CLOSING CERTIFICATES.

The Shareholders shall have received the following documents:

(a) copies of resolutions of DSFX, certified by a Secretary, Assistant Secretary or other appropriate officer of DSFX, authorizing the execution, delivery and performance of the Transactional Agreements and the Exchange;

(b) good standing certificates for the State of Delaware; and

(c) such other documents as SYCI may request in good faith for the purpose of
(i) evidencing the accuracy of any representation or warranty made by DSFX, (ii) evidencing the compliance by DSFX with, or the performance by DSFX of, any covenant or obligation set forth in this Agreement or any of the other Transactional Agreements, (iii) evidencing the satisfaction of any condition set forth in Article VI or this Article VII, or (iv) otherwise facilitating the consummation or performance of the Exchange.

7.4 NO MATERIAL ADVERSE CHANGE.

There shall not have been any material adverse change in DSFX's business, condition, assets, liabilities, operations or financial performance since the date of this Agreement.

7.5 PERFORMANCE OF AGREEMENTS.

DSFX shall have executed and delivered each of the agreements, instruments and documents required to be executed and delivered, and performed all actions required by DSFX pursuant to this Agreement, except as SYCI and the Shareholders have otherwise consented in writing.

7.6 CONSENTS.

Each of the Consents identified or required to have been identified in Section
3.4 shall have been obtained and shall be in full force and effect, other than those Consents the absence of which shall not have a material adverse effect on DSFX.

7.7 DSFX STOCK.

On the Closing Date, shares of DSFX Common Stock shall be eligible for quotation on the OTC Bulletin Board.

                                  ARTICLE VIII.
                               FURTHER ASSURANCES

Each of the parties hereto agrees that it will, from time to time after the date of the Agreement, execute and deliver such other certificates, documents and instruments and take such other action as may be reasonably requested by the other party to carry out the actions and transactions contemplated by this Agreement, including the closing conditions described in Articles VI and VII. SYCI and the Shareholders shall reasonably cooperate with DSFX in its of the books and records of SYCI, or in preparing any solicitation materials to be sent to the shareholders of DSFX in connection with the approval of the Exchange and the transactions contemplated by the Transactional Agreements.

                                   ARTICLE IX.
                                   TERMINATION

9.1 TERMINATION.

This Agreement may be renegotiated or terminated and the Exchange abandoned at any time prior to the Closing Date:

(a) by mutual written consent of DSFX, UCG, SCHC, SYCI and the Shareholders;

(b) by DSFX if it is not satisfied with the results of its due diligence of SYCI for any reason;

(c) by DSFX if (i) there is a material Breach of any covenant or obligation of SYCI or the Shareholders; provided however, that if such Breach or Breaches are capable of being cured prior to the Closing Date, such Breach or Breaches shall not have been cured within 10 days of delivery of the written notice of such Breach, or (ii) DSFX reasonably determines that the timely satisfaction of any condition set forth in Article VI has become impossible or impractical (other than as a result of any failure on the part of DSFX to comply with or perform its covenants and obligations under this Agreement or any of the other Transactional Agreements);

(d) by SYCI if (i) there is a material Breach of any covenant or obligation of DSFX; provided however, that if such Breach or Breaches are capable of being cured prior to the Closing Date, such Breach or Breaches shall not have been cured within 10 days of delivery of the written notice of such Breach, or (ii) SYCI reasonably determines that the timely satisfaction of any condition set forth in Article VII has become impossible or impractical (other than as a result of any failure on the part of SYCI or any Shareholder to comply with or perform any covenant or obligation set forth in this Agreement or any of the other Transactional Agreements);

(e) by DSFX if the Closing has not taken place on or before February 15, 2007 (except if as a result of any failure on the part of DSFX to comply with or perform its covenants and obligations under this Agreement or in any other Transactional Agreement);

(f) by SYCI if the Closing has not taken place on or before February 15, 2007 (except if as a result of the failure on the part of SYCI or the Shareholders to comply with or perform any covenant or obligation set forth in this Agreement or in any other Transactional Agreement);

(g) by any of DSFX, on the one hand or SYCI, on the other hand, if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Exchange and such order, decree, ruling or any other action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (g) shall have used all commercially reasonable efforts to remove such order, decree or ruling; or

(h) The parties hereby agree and acknowledge that a breach of the provisions of Sections 4.1, 4.2, 4.3, 4.4 and 4.6 are, without limitation, material Breaches of this Agreement.

9.2 TERMINATION PROCEDURES.

If DSFX wishes to terminate this Agreement pursuant to Section 9.1, DSFX shall deliver to the Shareholders, SYCI a written notice stating that DSFX is terminating this Agreement and setting forth a brief description of the basis on which DSFX is terminating this Agreement. If SYCI wishes to terminate this Agreement pursuant to Section 9.1, SYCI, as applicable, shall deliver to DSFX a written notice stating that SYCI is terminating this Agreement and setting forth a brief description of the basis on which SYCI is terminating this Agreement.

9.3 EFFECT OF TERMINATION.

In the event of termination of this Agreement as provided above, this Agreement shall forthwith have no further effect. Except for a termination resulting from a Breach by a party to this Agreement, there shall be no liability or obligation on the part of any party hereto. In the event of a breach, the remedies of the non-breaching party shall be to seek damages from the breaching party or to obtain an order for specific performance, in addition to or in lieu of other remedies provided herein. Upon request after termination, each party will redeliver or, at the option of the party receiving such request, destroy all reports, work papers and other material of any other party relating to the Exchange, whether obtained before or after the execution hereof, to the party furnishing same; provided, however, that SYCI and the Shareholders shall, in all events, remain bound by and continue to be subject to Section 4.6 and all parties shall in all events remain bound by and continue to be subject to
Section 5.4 and 5.5.

Notwithstanding the above, both DSFX, on the one hand, and SYCI and the Shareholders, on the other hand, shall be entitled to announce the termination of this Agreement by means of a mutually acceptable press release.

                                   ARTICLE X.
                                  MISCELLANEOUS

10.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

All representations and warranties of SYCI and the Shareholders in this Agreement and the SYCI Disclosure Schedule shall survive shall survive indefinitely. The right to indemnification, reimbursement or other remedy based on such representations and warranties will not be affected by any investigation conducted by the parties.

10.2 EXPENSES.

Except as otherwise set forth herein, each of the parties to the Exchange shall bear its own expenses incurred in connection with the negotiation and consummation of the transactions contemplated by this Agreement.

10.3 ENTIRE AGREEMENT.

This Agreement and the other Transactional Agreements contain the entire agreement of the parties hereto, and supersede any prior written or oral agreements between them concerning the subject matter contained herein, or therein. There are no representations, agreements, arrangements or understandings, oral or written, between the parties to this Agreement, relating to the subject matter contained in this Agreement and the other Transaction Agreements, which are not fully expressed herein or therein. The schedules and each exhibit attached to this Agreement or delivered pursuant to this Agreement are incorporated herein by this reference and constitute a part of this Agreement.

10.4 COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

10.5 DESCRIPTIVE HEADINGS.

The Article and Section headings in this Agreement are for convenience only and shall not affect the meanings or construction of any provision of this Agreement.

10.6 NOTICES.

Any notices required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficiently given on the earlier to occur of the date of personal delivery, the date of receipt or three (3) days after posting by overnight courier or registered or certified mail, postage prepaid, addressed as follows:

If to DSFX:        Chengming Industrial Park, Unit - Haoyuan Chemical Company
                   Limited, Shouguang City, Shandong, P.R. China 262714

If to SYCI:        Shouguang Yuxin Chemical Industry Co, Ltd.
                   Wo Pu Town, Qing He Oil Extraction Plant 2nd Living District,
                   Shouguang City, Shandong Province, China

If to the          To such address or addresses as a party shall have previously
Shareholders:      designated by notice to the sender given in accordance with this section.

10.7 CHOICE OF LAW.

This Agreement shall be construed in accordance with and governed by the laws of the State of New York without regard to choice of law principles. The parties hereto each consent to the jurisdiction of the courts of the state of New York, county of New York and to the federal courts located in the county of New York, State of New York.

10.8 BINDING EFFECT; BENEFITS.

This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties or their respective successors and permitted assigns, the Shareholders and other Persons expressly referred to herein, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

10.9 ASSIGNABILITY.

Neither this Agreement nor any of the parties' rights hereunder shall be assignable by any party without the prior written consent of the other parties and any attempted assignment without such consent shall be void.

10.10 WAIVER AND AMENDMENT.

Any term or provision of this Agreement may be waived at any time by the party, which is entitled to the benefits thereof. The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach. The parties may, by mutual agreement in writing, amend this Agreement in any respect. SYCI and the Shareholders hereby acknowledge their intent that this Agreement includes as a party any holder of capital stock in SYCI at the time of Closing. DSFX, SCHC, SYCI and the Shareholders therefore agree that this Agreement may be amended, without the further consent of any party to this Agreement, (i) to add as a new Shareholder any existing shareholder of SYCI and (ii) to modify Schedule 1 to reflect the addition of such shareholder.

10.11 ATTORNEYS' FEES.

In the event of any action or proceeding to enforce the terms and conditions of this Agreement, the prevailing party shall be entitled to an award of reasonable attorneys' and experts' fees and costs, in addition to such other relief as may be granted.

10.12 SEVERABILITY.

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

10.13 CONSTRUCTION.

In executing this Agreement, the parties severally acknowledge and represent that each: (a) has fully and carefully read and considered this Agreement; (b) has or has had the opportunity to consult independent legal counsel regarding the legal effect and meaning of this document and all terms and conditions hereof; (c) has been afforded the opportunity to negotiate as to any and all terms hereof; and (d) is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party.

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the day and year first above written.

                                    Diversifax, Inc

                                    By: /s/
                                        ----------------------------------------
                                        Name: Ming Yang
                                        Title: CEO

                                    Shouguang Yuxin Chemical Industry
                                    Co, Ltd.

                                    By: /s/
                                        ----------------------------------------
                                        Name: Ming Yang
                                        Title: President

                                        Shareholders:
                                        See attached Shareholder signature pages

                                    EXHIBIT A
                               CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

"Agreement" shall mean the Share Exchange Agreement to which this Exhibit A is attached (including all Disclosure Schedules and all Exhibits), as it may be amended from time to time.

"Approved Plans" shall mean a stock option or similar plan for the benefit of employees or others, which has been approved by the shareholders of SYCI.

"Breach" There shall be deemed to be a "Breach" of a representation, warranty, covenant, obligation or other provision if there is or has been any inaccuracy in or breach of, or any failure to comply with or perform, such representation, warranty, covenant, obligation or other provision.

"Certificates" shall have the meaning specified in Section 1.3 of the Agreement.

"Closing" shall have the meaning specified in Section 1.5 of the Agreement.

"Closing Date" shall have the meaning specified in Section 1.5 of the Agreement.

"Code" shall have the meaning specified in the Recitals of this Agreement.

"Confidential Information" shall mean all nonpublic information disclosed by one party or its agents (the "Disclosing Party") to the other party or its agents (the "Receiving Party") that is designated as confidential or that, given the nature of the information or the circumstances surrounding its disclosure, reasonably should be considered as confidential. Confidential Information includes, without limitation (i) nonpublic information relating to the Disclosing Party's technology, customers, vendors, suppliers, business plans, intellectual property, promotional and marketing activities, finances, agreements, transactions, financial information and other business affairs, and
(ii) third-party information that the Disclosing Party is obligated to keep confidential. Confidential Information does not include any information that (i) is or becomes publicly available without breach of this Agreement, (ii) can be shown by documentation to have been known to the Receiving Party at the time of its receipt from the Disclosing Party, (iii) is received from a third party who, to the knowledge of the Receiving Party, did not acquire or disclose such information by a wrongful or tortious act, or (iv) can be shown by documentation to have been independently developed by the Receiving Party without reference to any Confidential Information.

"Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

"Disclosure Schedule Update" shall have the meaning specified in Section 4.4 of the Agreement.

"DSFX" shall have the meaning specified in the first paragraph of the Agreement.

"DSFX Common Stock" shall mean the shares of common stock of DSFX.

"DSFX SEC Reports" shall have the meaning specified in Section 4.6 of the Agreement.

"Entity" shall mean any corporation (including any non profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, cooperative, foundation, society, political party, union, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

"Environmental Laws" shall mean any Law or other requirement relating to the protection of the environment, health, or safety from the release or disposal of hazardous materials.

"Environmental Permit" means all licenses, permits, authorizations, approvals, franchises and rights required under any applicable Environmental Law or Order.

"Equity Security" shall mean any stock or similar security, including, without limitation, securities containing equity features and securities containing profit participation features, or any security convertible into or exchangeable for, with or without consideration, any stock or similar security, or any security carrying any warrant, right or option to subscribe to or purchase any shares of capital stock, or any such warrant or right.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"GAAP" shall mean Generally Accepted Accounting Principles, applied on a consistent basis.

"Governmental Authorization" shall mean any:

(a) permit, license, certificate, franchise, concession, approval, consent, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or authorization that is issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or

(b) right under any contract with any Governmental Body.

"Governmental Body" shall mean any:

(a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature;

(b) federal, state, local, municipal, foreign or other government;

(c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); or

(d) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature, including any court, arbitrator, administrative agency or commissioner, or other governmental authority or instrumentality.

"Indebtedness" shall mean any obligation, contingent or otherwise. Any obligation secured by a Lien on, or payable out of the proceeds of, or production from, property of the relevant party will be deemed to be Indebtedness.

"Intellectual Property" means all industrial and intellectual property, including, without limitation, all U.S. and non-U.S. patents, patent applications, patent rights, trademarks, trademark applications, common law trademarks, Internet domain names, trade names, service marks, service mark applications, common law service marks, and the goodwill associated therewith, copyrights, in both published and unpublished works, whether registered or unregistered, copyright applications, franchises, licenses, know-how, trade secrets, technical data, designs, customer lists, confidential and proprietary information, processes and formulae, all computer software programs or applications, layouts, inventions, development tools and all documentation and media constituting, describing or relating to the above, including manuals, memoranda, and records, whether such intellectual property has been created, applied for or obtained anywhere throughout the world.

"Knowledge" A corporation shall be deemed to have "knowledge" of a particular fact or matter only if a director or officer of such corporation has, had or should have had knowledge of such fact or matter.

"Laws" means, with respect to any Person, any U.S. or non-U.S. federal, national, state, provincial, local, municipal, international, multinational or other law (including common law), constitution, statute, code, ordinance, rule, regulation or treaty applicable to such Person.

"Lien" shall mean any mortgage, pledge, security interest, encumbrance, lien or charge, right of first refusal, encumbrance or other adverse claim or interest of any kind, including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof and the filing of or agreement to give any financing statement under the Uniform Commercial Code of any jurisdiction and including any lien or charge arising by Law.

"Material Adverse Effect" means any change, effect or circumstance which, individually or in the aggregate, would reasonably be expected to (a) have a material adverse effect on the business, assets, financial condition or results of operations of the affected party, in each case taken as a whole or (b) materially impair the ability of the affected party to perform its obligations under this Agreement and the Transaction Agreements, excluding any change, effect or circumstance resulting from (i) the announcement, pendency or consummation of the transactions contemplated by this Agreement, (ii) changes in the United States securities markets generally, or (iii) changes in general economic, currency exchange rate, political or regulatory conditions in industries in which the affected party operates.

"Material Contract" means any and all agreements, contracts, arrangements, understandings, leases, commitments or otherwise, providing for potential payments by or to the company in excess of $10,000, and the amendments, supplements and modifications thereto.

"Order" shall mean any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any Governmental Body.

"Ordinary Course of Business" shall mean an action taken by SYCI if (i) such action is taken in normal operation, consistent with past practices, (ii) such action is not required to be authorized by the Shareholders, Board of Directors or any committee of the Board of the Directors or other governing body of SYCI and (iii) does not require any separate or special authorization or consent of any nature by any Governmental Body or third party.

"Permitted Liens" shall mean (a) Liens for Taxes not yet payable or in respect of which the validity thereof is being contested in good faith by appropriate proceedings and for the payment of which the relevant party has made adequate reserves; (b) Liens in respect of pledges or deposits under workmen's compensation laws or similar legislation, carriers, warehousemen, mechanics, laborers and materialmen and similar Liens, if the obligations secured by such Liens are not then delinquent or are being contested in good faith by appropriate proceedings conducted and for the payment of which the relevant party has made adequate reserves; and (c) statutory Liens incidental to the conduct of the business of the relevant party which were not incurred in connection with the borrowing of money or the obtaining of advances or credits and that do not in the aggregate materially detract from the value of its property or materially impair the use thereof in the operation of its business.

"Person" shall mean any individual, Entity or Governmental Body.

"Pre-Closing Period" shall mean the period commencing as of the date of the Agreement and ending on the Closing Date.

"Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation, commenced, brought, conducted or heard by or before, or otherwise has involved, any Governmental Body or any arbitrator or arbitration panel.

"Representatives" of a specified party shall mean officers, directors, employees, attorneys, accountants, advisors and representatives of such party, including, without limitation, all subsidiaries of such specified party, and all such Persons with respect to such subsidiaries. The Related Persons of SYCI shall be deemed to be "Representatives" of SYCI, as applicable.

"SEC" shall mean the Securities and Exchange Commission.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"SYCI" shall have the meaning specified in the first paragraph of the Agreement

"SYCI Balance Sheet" shall mean SYCI's audited balance sheet at December 31, 2004 and December 31, 2005.

"SYCI Common Stock" shall mean the shares of common stock of SYCI.

"SYCI Disclosure Schedule" shall have the meaning specified in introduction to
Article II of the Agreement.

"SYCI Disclosure Schedule" shall have the meaning specified in introduction to
Article II of the Agreement.

"Taxes" shall mean all foreign, federal, state or local taxes, charges, fees, levies, imposts, duties and other assessments, as applicable, including, but not limited to, any income, alternative minimum or add-on, estimated, gross income, gross receipts, sales, use, transfer, transactions, intangibles, ad valorem, value-added, franchise, registration, title, license, capital, paid-up capital, profits, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, premium, real property, recording, personal property, federal highway use, commercial rent, environmental (including, but not limited to, taxes under Section 59A of the Code) or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalties or additions to tax with respect to any of the foregoing; and "Tax" means any of the foregoing Taxes.

"Tax Group" shall mean any federal, state, local or foreign consolidated, affiliated, combined, unitary or other similar group of which SYCI is now or was formerly a member.

"Tax Return" shall mean any return, declaration, report, claim for refund or credit, information return, statement or other similar document filed with any Governmental Body with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Transactional Agreements" shall mean:

"UCG" shall have the meaning specified in the first paragraph of the Agreement

(a) this Agreement; and

(b) the Promissory Note.

--------------------------------------------------------------------------------

EXHIBIT B

                             FORM OF PROMISSORY NOTE

                                DIVERSIFAX, INC.

                                 PROMISSORY NOTE

               NO. ___           $____________                      ______, 2007

FOR VALUE RECEIVED, the undersigned, Diversifax, Inc., a Delaware corporation (the "Maker"), hereby promises to pay to the order of ___________________(the "Payee"), the principal amount of _________________, all in accordance with the provisions of this promissory note.

1. Payment of Principal. The full amount of the principal of this promissory note shall be due and payable on __________________ (the "Maturity Date").

2. No Interest. Under no circumstances shall interest accrue or be charged on the unpaid principal balance of this promissory note.

3. Method of Payment. Payments hereunder shall be in lawful money of the United States and shall be made to Payee at the following address or at such other place as Payee may designate to Maker in writing: c/o
____________________________________________________.

4. Prepayment. This promissory note may be prepaid in whole or in part at any time without penalty or premium by payment of all or any part of the outstanding principal amount.

5. Unconditional Payment Obligation. No provision of this promissory note shall alter or impair the obligation of the Maker, which is absolute and unconditional, to pay the principal of this promissory note at the time and place and in the currency herein prescribed.

6. Events of Default. If any of the following events ("Events of Default") shall occur, Payee may, by notice to Maker, declare this promissory note and all amounts payable hereunder to be due and payable, whereupon the same shall become immediately due and payable:

(a) Maker shall become insolvent or admit in writing its inability to pay its debts as they become due, or shall make a general assignment for the benefit of creditors;

(b) Any proceedings shall be instituted by or against Maker seeking either (i) an order for relief with respect to, or reorganization, arrangement, adjustment or composition of, its debts under the United States Bankruptcy Code or under any other law relating to bankruptcy, insolvency, reorganization, or relief of debtors, or (ii) appointment of a trustee, receiver or similar official for Maker or for any substantial part of its property;

(c) Maker's failure to conduct business in the ordinary course, dissolution or termination of existence; or

(d) Maker's failure after the Maturity Date to repay the amounts due hereunder within ten (10) days of receiving written notice from Payee that such amounts are due and payable.

7. Waiver of Notice. Maker hereby waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance and enforcement of this promissory note, and assents to extension of the time of payment or forbearance or other indulgence without notice.

8. Governing Law. This promissory note shall be construed in accordance with the laws of the State of New York, without regard to its conflicts of laws rules.

9. Notices. All notices, requests, demands and other communications with respect to this promissory note shall be given in person or forwarded by first class United States mail, postage prepaid, registered or certified mail, with return receipt requested, addressed to the party's address. Any notice, request, demand or communication shall be deemed validly given and received upon delivery if given in person, and on the 5th business day after deposit in the United States mail if given by mail as provided for in the preceding sentence.

IN WITNESS WHEREOF, the Maker has executed and delivered this Note effective as of February 5, 2007.

                                               DIVERSIFAX, INC.

                                               By:
                                                   -----------------------------
                                                   Ming Yang
                                                   Chief Executive Officer

                                   SCHEDULE 1

                                SYCI Shareholders

Shareholders Name                         Ownership Percentage of SYCI           Shares of DSFX to be issued
-------------------------------------  ------------------------------------  ------------------------------------
Shandong Haoyuan Industry Group Ltd                  50.96%                           8,249,465 shares
Wenxiang Yu                                          49.04%                           7,938,653 shares

--------------------------------------------------------------------------------

                                   SCHEDULE 2

                            SYCI Disclosure Schedule

                           COUNTERPART SIGNATURE PAGE
                            SHARE EXCHANGE AGREEMENT
                                      AMONG
                                DIVERSIFAX, INC.,
                           UPPER CLASS GROUP LIMITED,
                SHOUGUANG CITY HAOYUAN CHEMICAL COMPANY LIMITED,
                   SHOUGUANG YUXIN CHEMICAL INDUSTRY CO, LTD.
                       AND THE SHAREHOLDERS NAMED THEREIN

A. The undersigned shareholder of Shouguang Yuxin Chemical Industry Co, Ltd ("SYCI") desires to enter into the Share Exchange Agreement dated February 5, 2007 (the "Agreement"), among Diversifax, Inc., UCG, SCHC, Shouguang Yuxin Chemical Industry Co, Ltd. ("SYCI") and the Shareholders of SYCI named therein, a copy of which has been delivered to the undersigned.

B. The undersigned hereby adopts, accepts and agrees to all of the terms and provisions of the Agreement.

C. This Counterpart Signature Page has been executed by the undersigned Shareholder. The parties to the Agreement are hereby authorized to attach this Counterpart Signature Page to a copy of the Agreement, together with executed Counterpart Signature Pages of the other Shareholders. The undersigned agrees that when this Counterpart Signature Page has been appended to the Agreement, the Agreement shall thereupon become a binding agreement between the undersigned, DSFX, UCG, SCHC, SYCI and other Shareholders who have executed similar Counterpart Signature Pages, enforceable against the undersigned in accordance with its terms, without further action by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Counterpart Signature Page as of the (date) day of _____ , 2007.

                                        Shareholders:
                                          SHANDONG HAOYUAN INDUSTRY GROUP LTD

                                        By: /s/
                                            ------------------------------------
                                        Name: Ming Yang
                                        Title: President


                                        /s/
                                        ----------------------------------------
                                        Name: Wenxiang Yu